SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

January 26, 2017

Commission File Number

000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Announcement of LM Ericsson Telephone Company, January 26, 2017 regarding “Ericsson reports fourth quarter and full year results 2016”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ NINA MACPHERSON
Nina Macpherson
Senior Vice President and
General Counsel

By:	/s/ HELENA NORRMAN
Helena Norrman
Senior Vice President
Corporate Marketing & Communications Officer

Date: January 26, 2017

FOURTH QUARTER AND

FULL-YEAR REPORT 2016

Stockholm, January 26, 2017

FOURTH QUARTER HIGHLIGHTS		Read more (page)

•	Reported sales decreased by -11% YoY, with SEK -5.5 b. lower IPR licensing revenues.	2

•	Despite strong sequential sales growth in Networks, the underlying market remained weak in the fourth quarter.	2

•	Gross margin was 26.1% (36.3%). Gross margin, excluding restructuring charges, was stable QoQ, but declined to 29.4% (36.6%) YoY, following lower IPR licensing revenues and a higher share of Global Services sales with reduced margin in the quarter.	3

•	Operating income was SEK -0.3 (11.0) b. Operating income, excluding restructuring charges, decreased to SEK 4.4 (11.7) b., mainly due to lower IPR licensing revenues.	4

•	The cost and efficiency program is tracking towards target. The execution pace was faster than predicted in the quarter, resulting in full-year restructuring charges of SEK 7.6 b. compared with estimated SEK 5.5-6.5 b.	2

•	The baseline for current IPR licensing contract portfolio is approximately SEK 7 b. on an annual basis. Smartphone volumes, new agreements and IoT licensing will determine growth opportunities going forward.	2

•	Cash flow from operating activities was SEK 19.4 (21.9) b. supported by reduced operating assets.	2

•	Effective January 16, 2017, Börje Ekholm assumed the position of President and CEO.	17

FULL YEAR HIGHLIGHTS

•	Reported sales decreased by -10% mainly due to weaker demand for mobile broadband, especially in markets with a weak macroeconomic environment. IPR licensing revenues declined to SEK 10.0 (14.4) b.	3

•	Operating income declined to SEK 6.3 (21.8) b. due to lower sales and a changed business mix in mobile broadband, with a lower proportion of capacity business. This was partly offset by lower operating expenses.	2

•	Cash flow from operating activities was SEK 14.0 (20.6) b. Net cash at year-end was SEK 31.2 b.	2

•	The Board of Directors will propose a dividend for 2016 of SEK 1.00 (3.70) per share to the AGM.	9

SEK b.	Q4 2016	Q4 2015	YoY change	Q3 2016	QoQ change	Full year 2016	Full year 2015
Net sales	65.2	73.6	-11%	51.1	28%	222.6	246.9
Sales growth adj. for comparable units and currency	—	—	-15%	—	23%	-10%	-5%
Gross margin	26.1%	36.3%	—	28.3%	—	29.8%	34.8%
Gross margin excluding restructuring charges	29.4%	36.6%	—	29.4%	—	31.4%	35.7%
Operating income	-0.3	11.0	-103%	0.3	-182%	6.3	21.8
Operating income excluding restructuring charges	4.4	11.7	-63%	1.6	172%	13.9	26.8
Operating margin	-0.4%	15.0%	—	0.7%	—	2.8%	8.8%
Operating margin excluding restructuring charges	6.7%	16.0%	—	3.1%	—	6.2%	10.9%
Net income	-1.6	7.0	-123%	-0.2	—	1.9	13.7
EPS diluted, SEK	-0.48	2.15	-122%	-0.07	—	0.52	4.13
EPS (Non-IFRS), SEK1)	0.62	2.50	-75%	0.34	82%	2.66	6.06
Cash flow from operating activities	19.4	21.9	-11%	-2.3	—	14.0	20.6
Net cash, end of period 2)	31.2	41.2	-24%	16.3	91%	31.2	41.2

1)	EPS, diluted, excl. amortizations and write-downs of acquired intangible assets, and excluding restructuring charges.
2)	The definition of Net cash was changed in Q1 2016 and now excludes post-employment benefits, see accounting policies.

Non-IFRS financial measures are reconciled to the most directly reconcilable line items in the financial statements at the end of this report.

1      Ericsson  |  Fourth Quarter and Full-Year Report 2016

CEO COMMENTS

The negative industry trends remained in the fourth quarter. However, sales were positively impacted by favorable currency exchange rates combined with hardware deliveries, previously planned for Q1 2017. Profitability declined YoY following lower IPR licensing revenues mainly due to last year’s agreement with Apple as well as increased restructuring charges. Operating cash flow in the fourth quarter was SEK 19.4 b., supported by reduced operating assets.

Business

Group sales declined by -11% YoY, primarily due to the decrease of SEK -5.5. b in IPR licensing revenues. Full-year IPR licensing revenues were SEK 10.0 (14.4) b.

In 2016, a number of markets, in regions such as Latin America, the Middle East and Africa, were impacted by a weak macroeconomic environment with a negative effect on mobile broadband investments. The underlying market remained weak in the fourth quarter with further weakness in Latin America. However, hardware deliveries previously planned for Q1 2017 were made on customer requests, and had a positive impact on sales in the fourth quarter. In combination with a weakened SEK versus USD, this resulted in a stronger than expected sequential sales growth in mobile broadband. Segment Networks sales increased by 39% QoQ. The new radio platform, Ericsson Radio System (ERS), represented almost 15% of total deliveries of radio units for 2016 and the roll-out of the new platform is gradually ramping up.

Global Services sales declined by -4% YoY mainly due to the reduced scope of a managed services contract in North America. Support Solutions sales declined by -39% YoY, mainly due to lower IPR licensing revenues. In addition, TV & Media sales were lower than expected due to a rapid decline in legacy products.

Sales in the targeted areas declined by -7% YoY, mainly impacted by lower sales in OSS and BSS following the transition from legacy to new products. We are allocating resources into our digital transformation projects to secure important deliveries in 2017. Full-year sales for targeted areas were flat and accounted for 20% of group sales in 2016.

The current industry trends and business mix of coverage and capacity sales in mobile broadband are expected to prevail in 2017. At the Investor Update in November we presented our estimate of the Radio Access Network (RAN) equipment market in USD; a decline by -10% to -15% in 2016 and further decline by -2% to -6% in 2017.

The baseline for current IPR licensing contract portfolio is approximately SEK 7 b. on an annual basis. Smartphone volume growth, agreements with currently unlicensed handset manufacturers and IoT licensing will determine growth opportunities going forward.

Profitability

Operating income decreased to SEK -0.3 (11.0) b. in the quarter, mainly due to lower IPR licensing revenues, higher restructuring charges and lower gross margin.

The cost and efficiency program, first initiated in November 2014, is tracking to target of an annual run rate of operating expenses, excluding restructuring charges, of SEK 53 b. by second half of 2017. Full-year operating expenses, excluding restructuring charges, amounted to SEK 56.4 b., corresponding to a full-year reduction of SEK 5 b. The execution pace was faster than predicted in the quarter resulting in front-loaded restructuring charges. With current plans, we expect restructuring charges of approximately SEK 3 b. for 2017.

Cash flow

Operating cash flow in Q4 was SEK 19.4 b. Operating cash flow was mainly driven by reduced operating assets. Full-year operating cash flow amounted to SEK 14.0 b. Net cash at the end of quarter was SEK 31.2 b.

The Board will propose a dividend of SEK 1.00 (3.70) per share to the AGM. The Board believes that it is prudent to align the dividend level with 2016 earnings adjusted for restructuring charges and the current market outlook. However, the Board expresses confidence in the ongoing actions to improve Ericsson’s financial performance, and has the ambition to increase the dividend over time as our performance improves.

Focus going forward

We as well as our customers are going through a period of rapid change. As a consequence, we are reviewing our priorities in order to set the future direction of the company. This work has been initiated involving key teams in the company, to secure quality of decisions and speed in implementation once decisions are made. Emphasis will be on refining the strategy to focus investments into areas where we both can and must win. Building on the suggestion from the famous ice hockey player Wayne Gretzky; We will focus on skating where the puck will be, not where it has been.

In the near term, stability will be key to establishing a strong base for future growth. This means prioritizing profitability over growth, but also to diligently continue to work on efficiency and effectiveness across all operations. This can and will ensure that we remain at the forefront of technological development – building on the combined strength across products, services and solutions.

Börje Ekholm

President and CEO

2      Ericsson  |  Fourth Quarter and Full-Year Report 2016

FINANCIAL HIGHLIGHTS

SEK b.	Q4 2016	Q4 2015	YoY change	Q3 2016	QoQ change	Full year 2016	Full year 2015
Net sales	65.2	73.6	-11%	51.1	28%	222.6	246.9
Of which Networks	32.4	37.3	-13%	23.3	39%	108.3	123.7
Of which Global Services	29.4	30.7	-4%	24.8	19%	101.7	108.0
Of which Support Solutions	3.4	5.6	-39%	2.9	16%	12.5	15.0
Of which Modems	—	—	—	—	—	—	0.1
Gross income	17.0	26.7	-36%	14.5	18%	66.4	85.8
Gross margin (%)	26.1%	36.3%	—	28.3%	—	29.8%	34.8%
Research and development expenses	-8.9	-7.9	12%	-7.9	13%	-31.6	-34.8
Selling and administrative expenses	-8.8	-8.0	10%	-6.2	41%	-28.9	-29.3
Other operating income and expenses	0.4	0.3	43%	0.0	—	0.4	0.2
Operating income	-0.3	11.0	-103%	0.3	-182%	6.3	21.8
Operating margin	-0.4%	15.0%	—	0.7%	—	2.8%	8.8%
for Networks	2%	19%	—	-1%	—	4%	10%
for Global Services	1%	8%	—	4%	—	3%	8%
for Support Solutions	-12%	30%	—	-12%	—	-8%	10%
for Modems	—	—	—	—	—	—	—
Financial net	-0.7	-0.7	-6%	-0.6	14%	-2.3	-1.9
Taxes	-0.6	-3.3	-81%	0.1	—	-2.1	-6.2
Net income	-1.6	7.0	-123%	-0.2	—	1.9	13.7
Restructuring charges	-4.6	-0.7	—	-1.3	—	-7.6	-5.0

FOURTH QUARTER COMMENTS

Net sales

Sales as reported decreased by -11% YoY, with SEK -5.5 b. lower IPR licensing revenues, mainly related to last year’s agreement with Apple. Sales, adjusted for comparable units and currency, decreased by -15%.

In 2016, a number of markets, in regions such as Latin America, the Middle East and Africa, were impacted by a weak macroeconomic environment with a negative effect on mobile broadband investments. The underlying market remained weak in the fourth quarter with further weakness in Latin America. However, hardware deliveries previously planned for Q1 2017 were made on customer requests in countries such as Japan, Vietnam and Iran, and had a positive impact on sales in the fourth quarter. In combination with a weakened SEK versus USD, this resulted in a stronger than expected sequential sales growth in mobile broadband. Segment Networks sales increased by 39% QoQ.

The Networks business in North America, measured in local currency, declined slightly YoY due to continued reduced investments by one customer. Sales in Europe continued to decline YoY following completion of mobile broadband projects in 2015. Sales in Asia Pacific increased YoY, driven by transition from 3G to 4G.

Global Services sales declined by -4% YoY mainly due to lower sales in Managed Services related to the renewed managed services contract in North America. Support Solutions sales declined by -39% mainly due to lower IPR licensing revenues and lower TV & Media sales.

IPR licensing revenues declined by SEK -5.5 b. YoY. IPR licensing revenues were flat QoQ. The baseline for current IPR licensing contract portfolio is approximately SEK 7 b. on an annual basis.

Sales in the targeted areas declined by -7% YoY, mainly impacted by lower sales in OSS and BSS.

Gross margin

Gross margin declined YoY due to lower IPR licensing revenues, higher restructuring charges and a higher share of Global Services sales with reduced margin in the quarter. Sequentially gross margin was flat, negatively impacted by a lower share of IPR licensing revenues, offset by a lower share of services sales.

Cost and efficiency program and restructuring charges

The cost and efficiency program, first initiated in November 2014, is progressing according to plan. Full-year operating expenses, excluding restructuring charges, amounted to SEK 56.4 b., corresponding to a full-year reduction of SEK 5 b. The execution pace was faster than predicted in the quarter resulting in full-year restructuring charges of SEK 7.6 b. compared with the estimated SEK 5.5-6.5 b. As a consequence, restructuring charges will be lower in 2017. With current plans, they are estimated to be approximately SEK 3 b.

The target remains to reduce the annual run rate of operating expenses, excluding restructuring charges, to SEK 53 b. in the second half of 2017 compared with SEK 63 b. in 2014. In addition, focus on reducing cost of sales to improve gross margin remains.

3      Ericsson  |  Fourth Quarter and Full-Year Report 2016

Operating expenses

Operating expenses increased YoY and QoQ, due to higher restructuring charges. Seasonality impacted operating expenses negatively. Currency movements had a negative effect on operating expenses both QoQ and YoY.

Items affecting comparability of SEK -0.4 b., impacted operating expenses negatively in the quarter.

Other operating income and expenses

Other operating income and expenses were stable YoY. The revaluation and realization effects of currency hedge contracts were SEK -0.4 (-0.1) b. The negative effects were more than offset by several positive items. The effects of currency hedge contracts are to be compared with SEK -0.2 b. in Q3, 2016.

The main part of the currency hedge contract balance is in USD. The SEK weakened further against the USD between Sep 30, 2016 (SEK/USD rate 8.62) and Dec 31, 2016 (SEK/USD rate 9.06).

Operating income

Operating income decreased YoY to SEK -0.3 (11.0) b. mainly due to SEK -5.5 b. lower IPR licensing revenues, SEK 3.9 b. higher restructuring charges and lower gross margin. In the quarter operating margin was 0% (15%). Operating margin, excluding restructuring charges, was 7% in the quarter.

Operating income decreased QoQ due to higher restructuring charges and increased operating expenses. The decrease was partly offset by higher sales and higher other operating income and expenses.

Financial net

Financial net declined YoY, due to lower interest rates. Financial net declined QoQ, mainly related to depreciated local currencies in certain markets.

Taxes

The tax cost in the quarter decreased to SEK -0.6 (-3.3) b. due to low net income offset by non-deductable expenses and tax adjustments related to prior years.

Net income and EPS

Net income and EPS diluted decreased YoY and QoQ, following the low operating income. EPS diluted was SEK -0.48 (2.15) and EPS (Non-IFRS) was SEK 0.62 (2.50).

Employees

The number of employees on Dec 31, 2016 was 111,464 compared with 113,797 on Sep 30, 2016. The decrease was mainly a result of headcount reductions as part of the cost and efficiency program.

4 Ericsson | Fourth Quarter and Full-Year Report 2016

FULL-YEAR COMMENTS

Net sales

Reported sales decreased by -10% mainly due to lower demand for mobile broadband, especially in markets with a weak macroeconomic environment. Sales in Europe declined following completion of mobile broadband projects in 2015. Mobile broadband sales in North America remained stable while Professional Services sales declined, mainly due to lower managed services activities. A significant managed services contract in North America was renewed with reduced scope. Sales in South East Asia increased, driven by large deliveries in coverage projects.

IPR licensing revenues amounted to SEK 10.0 (14.4) b. Sales in 2015 were positively impacted by a global patent license agreement signed with Apple. The baseline for current IPR licensing contract portfolio is approximately SEK 7 b. on an annual basis. Smartphone volume growth, agreements with currently unlicensed handset manufacturers and IoT licensing will determine growth opportunities going forward.

Networks reported sales decreased by -12% mainly due to lower mobile broadband sales in markets negatively impacted by a weak macroeconomic environment. In addition, sales declined in Europe and India following completion of large coverage projects in 2015 and delayed spectrum auctions respectively. Lower IPR licensing revenues also impacted Networks sales negatively.

Reported Global Services sales declined by -6%. Professional Services sales declined, mainly due to lower managed services activities in North America where a contract was renewed with reduced scope. In addition, CDMA customer support sales declined. Lower mobile broadband demand impacted Network Rollout sales negatively, primarily in Europe and Latin America.

Reported Support Solutions sales decreased by -17%. OSS and BSS sales declined, partly due to lower sales of legacy products and lower software sales in digital transformation projects where sales are mainly project milestone based. In addition, sales declined in markets with a weak macroeconomic environment. Sales in TV & Media declined due to lower sales of legacy products primarily in North America. Lower IPR licensing revenues also impacted Support Solutions sales negatively.

Currency exchange rates had no material impact on full-year sales. Sales, adjusted for comparable units and currency, decreased by -10%.

Full-year sales for targeted areas were flat and accounted for 20% of group sales. The partnership with Cisco has to date generated more than 100 deals across all regions.

The sales mix by commodity was: software 22% (23%), hardware 33% (34%) and services 45% (43%).

Gross margin

Gross margin declined to 29.8% (34.8%). Gross margin, excluding restructuring charges, declined to 31.4% (35.7%) due to a sales mix with lower share of mobile capacity business, higher share of Global Services sales and lower IPR licensing revenues as well as lower Global Services margins.

Restructuring charges and efficiency program

Restructuring charges amounted to SEK -7.6 (-5.0) b. The charges were mainly related to the cost and efficiency program initially announced in November 2014, and expanded in 2016. The cost and efficiency program is progressing according to plan and the target is to reduce the annual run rate of operating expenses, excluding restructuring charges, to SEK 53 b. in the second half of 2017. Efforts continue in order to reduce cost of sales, targeting to improve gross margin in the second half of 2017 compared with full-year 2016. With current plans, total restructuring charges for 2017 are estimated to be SEK 3 b.

Operating expenses

Total operating expenses decreased to SEK 60.5 (64.1) b. Operating expenses, excluding restructuring charges, decreased from SEK 61.4 to 56.4 b., as a result of the cost and efficiency program and lower amortizations of intangible assets (see page 38, Information on investments).

Other operating income and expenses

Other operating income and expenses was SEK 0.4 (0.2) b. Currency hedge contract effects impacted the result with SEK -0.9 (-1.1) b. They derive from the hedge contract balance in USD. The SEK has weakened against the USD between December 31, 2015 (SEK/USD rate 8.40) and December 31, 2016 (SEK/USD 9.06). The negative currency hedge effects were more than offset by several minor positive items.

Operating income

Operating income decreased to SEK 6.3 (21.8) b. due to lower sales and lower gross margin, partly offset by lower operating expenses. The net currency effect had a positive impact on operating income. Operating margin was 2.8% (8.8%).

Financial net

The financial net declined to SEK -2.3 (-1.9) b. following decreased interest rates and depreciated local currencies in certain markets.

Taxes

Tax cost decreased to SEK -2.1 (-6.2) b. due to low net income, offset by prior-year adjustments and non-deductable expenses. These factors resulted in a tax rate of 53% in 2016 compared with the more normal tax rate of 31% in 2015. Average tax rate for the years 2011-2015 was 32%.

Net income and EPS

Net income decreased to SEK 1.9 (13.7) b., for the same reasons as for the decrease in operating income. EPS diluted was SEK 0.52 (4.13) and EPS (Non-IFRS) was SEK 2.66 (6.06).

Employees

In 2016, the number of employees decreased by almost 5,000 driven by the ongoing cost and efficiency program. At year-end 2016, the total number of employees was 111,464 (116,281).

Modems

The discontinuation of the modems business was completed in Q3 2015 and had no financial impact on 2016.

5      Ericsson  |  Fourth Quarter and Full-Year Report 2016

REGIONAL SALES

	Fourth quarter 2016				Change		Full year 2016	Change
SEK b.	Networks	Global Services	Support Solutions	Total	YoY	QoQ	Total	YoY
North America	7.9	6.2	0.8	14.9	-13%	13%	54.7	-6%
Latin America	1.9	2.8	0.3	5.0	-19%	13%	17.9	-16%
Northern Europe and Central Asia	1.4	1.3	0.1	2.7	-5%	33%	9.1	-15%
Western and Central Europe	1.3	2.7	0.2	4.2	-21%	19%	16.2	-18%
Mediterranean	2.2	4.2	0.3	6.6	-5%	46%	20.9	-10%
Middle East	2.7	3.4	0.3	6.4	5%	49%	19.2	-16%
Sub-Saharan Africa	1.3	1.3	0.1	2.7	-4%	36%	9.2	-11%
India	1.9	1.0	0.1	3.0	-4%	17%	10.7	-20%
North East Asia	6.5	2.9	0.2	9.6	8%	57%	27.4	-3%
South East Asia and Oceania	3.6	3.0	0.1	6.7	25%	32%	22.2	15%
Other 1)	1.8	0.7	0.9	3.3	-63%	2%	15.1	-23%

Total	32.4	29.4	3.4	65.2	-11%	28%	222.6	-10%

1)	Region “Other” includes licensing revenues, broadcast services, power modules, mobile broadband modules, Ericsson-LG Enterprise and other businesses.

FOURTH QUARTER AND FULL-YEAR COMMENTS

North America

Q4: The Networks business in North America, measured in local currency, declined slightly YoY due to continued reduced investments by one customer. Professional Services sales in North America were negatively impacted by a renewed managed services contract with reduced scope. Support Solutions sales decreased in OSS and BSS as well as in TV & Media.

Full year: Mobile broadband investments were stable. Professional Services sales were negatively impacted by reduced scope in a managed services contract. Support Solutions sales declined due to delayed investment decisions by customers. The focus on 5G strongly increased, with trials ongoing with all major customers.

Latin America

Q4: Sales declined as operators reduced their mobile broadband investments following a worsening macroeconomic environment across the region.

Full year: Sales decreased following reduced mobile broadband investments due to a weak macroeconomic environment in the region and due to devaluation of local currencies. The strong momentum for digital transformation continued. Professional Services sales declined due to lower activities in managed services.

Northern Europe and Central Asia

Q4: Sales declined as Networks and related services business were impacted by lower mobile broadband investments in Russia. Operators are investing in ICT transformation, creating demand for OSS and BSS.

Full year: Sales declined, primarily due to continued lower mobile broadband investments in Russia. Global Services sales were flat with a decline in Network Rollout, offset by increased Managed Services sales in Sweden. OSS and BSS sales were flat while TV & Media sales declined.

Western and Central Europe

Q4: Sales declined, following the same trend as earlier quarters, with reduced operator investments in mobile broadband as initial large LTE build-out programs have come to an end.

Full year: Sales declined as the initial LTE deployments were finalized. Operators continue to focus on transforming their networks to meet the increasing demand for coverage and capacity, while at the same time improving efficiency.

Mediterranean

Q4: Sales declined due to lower investments in mobile broadband infrastructure, with a continued weak development in the capacity business. Growth continued in managed services and operator investments in ICT transformation.

Full year: Sales declined due to lower investments in mobile broadband infrastructure, mainly related to capacity business. Operator investments in ICT transformation and demand for managed services continued.

Middle East

Q4: Sales increased in the quarter due to project completion in Saudi Arabia and mobile broadband sales in Iran. The overall challenge in the capacity business remains across the region, driven by the macroeconomic environment.

Full year: Sales declined, primarily in Networks due to lower broadband investments in Egypt, Pakistan, Ethiopia and Turkey. The decrease was partly offset by growth in Global Services sales, mainly in network rollout and optimization services in Saudi Arabia.

6 Ericsson | Fourth Quarter and Full-Year Report 2016

Sub-Saharan Africa

Q4: Sales declined due to lower investment levels in a few key markets impacted by weak macroeconomic environment. The decline was partly offset by increased network roll-out activities in South Africa.

Full year: Investments declined, impacted by a weak macroeconomic environment, local currency depreciation in key markets as well as low oil and commodity prices.

India

Q4: Following the completed spectrum auctions in October, the pace of 4G deployments increased with a positive impact on mobile broadband sales in the quarter.

Full year: Mobile broadband sales declined mainly driven by delayed spectrum auctions which delayed operator investments. Professional Services sales remained stable with operators’ higher focus on network quality and cost optimization.

North East Asia

Q4: Sales increased driven by network modernizations in Japan. Sales were flat in Mainland China with continued 4G deployments despite significantly reduced investments by one customer.

Full year: Sales declined slightly due to lower investments in Mainland China and Korea, partly offset by market share gains in Japan and Taiwan. In Mainland China 4G deployments continued. However, reduced investments in legacy technologies and significantly reduced investment by one customer, impacted sales negatively.

South East Asia and Oceania

Q4: Sales growth YoY was driven primarily by mobile broadband investments in Vietnam and Myanmar. Professional Services developed favorably, mainly driven by managed services and network optimization.

Full year: Sales increased, primarily driven by mobile broadband deployments across several markets. Professional Services sales developed favorably as operators focus on efficiency and network optimization services.

Other

Q4: IPR licensing revenues declined by SEK -5.5 b. YoY, mainly related to last year’s agreement with Apple. IPR licensing revenues were flat QoQ.

Full year: IPR licensing revenues amounted to SEK 10.0 (14.4) b. Sales in 2015 were positively impacted by a global patent license agreement signed with Apple.

7      Ericsson  |  Fourth Quarter and Full-Year Report 2016

SEGMENT RESULTS

NETWORKS

SEK b.	Q4 2016	Q4 2015	YoY change	Q3 2016	QoQ change	Full year 2016	Full year 2015
Net sales	32.4	37.3	-13%	23.3	39%	108.3	123.7
Sales growth adj. for comparable units and currency	—	—	-17%	—	33%	-13%	-8%
Operating income	0.7	7.2	-91%	-0.3	—	4.7	12.9
Operating income excluding restructuring charges	3.2	7.4	-57%	0.4	—	8.8	15.8
Operating margin	2%	19%	—	-1%	—	4%	10%
Operating margin excluding restructuring charges	10%	20%	—	2%	—	8%	13%
EBITA margin	3%	21%	—	0%	—	5%	12%
Restructuring charges	-2.5	-0.3	—	-0.6	—	-4.0	-2.8

FOURTH QUARTER COMMENTS

Net sales

Sales as reported decreased by -13% YoY, mainly due to lower IPR licensing revenues. In addition, core networks sales declined YoY due to lower sales of legacy products, not offset by growth in the new portfolio.

In 2016, a number of markets, in regions such as Latin America, the Middle East and Africa, were impacted by a weak macroeconomic environment with a negative effect on mobile broadband investments. The underlying market remained weak in the fourth quarter with further weakness in Latin America. However, hardware deliveries, previously planned for Q1 2017, were made on customer requests in countries such as Japan, Vietnam and Iran, and had a positive impact on sales in the fourth quarter. In combination with a weakened SEK versus USD, this resulted in a stronger than expected sequential sales growth in mobile broadband. Sales increased by 39% QoQ.

Sales in Asia Pacific increased YoY, driven by the transition from 3G to 4G. In addition, a large mobile broadband coverage project in Vietnam contributed to the growth. In India, 4G deployments related to the recently issued spectrum licenses, had a positive impact on sales. Sales in Europe continued to decline YoY following completion of mobile broadband projects in 2015. The Networks business in North America, measured in local currency, declined slightly YoY due to continued reduced investments by one customer.

Sales, adjusted for comparable units and currency, decreased by -17%.

The current industry trends are expected to prevail in 2017. At the Investor Update in November the company presented estimates of the Radio Access Network (RAN) equipment market in USD; a decline by -10% to -15% in 2016 and further decline by -2% to -6% in 2017.

Operating income and margin

Operating income and margin decreased YoY, mainly due to lower IPR licensing revenues, higher restructuring charges and lower sales. The decrease was partly offset by lower operating expenses.

Operating income and margin increased QoQ mainly due to higher sales and positive effects from other operating income and expenses. The increase was partly offset by higher restructuring charges and seasonally higher operating expenses.

The effects of revaluation and realization of currency hedge contracts were negative at SEK -0.3 (-0.1) b. in the quarter. In Q3, 2016, the effects of currency hedge contracts were negative at SEK -0.2 b.

8      Ericsson  |  Fourth Quarter and Full-Year Report 2016

FULL-YEAR COMMENTS

Net sales

Sales as reported decreased by -12%. The decrease was mainly due to lower sales of mobile broadband, reduced sales of core networks and lower IPR licensing revenues. Core networks sales declined due to lower sales of legacy products, not offset by growth of the new portfolio. Sales related to network products were SEK 84.6 b.

Mobile broadband investments were negatively impacted by a weak macroeconomic environment in a number of markets such as Latin America, the Middle East and South Africa. In addition, sales declined in Europe following the completion of large coverage projects in 2015 and in India due to delayed spectrum auctions. The sales decline was partly offset by sales growth in South East Asia where large deliveries in mobile broadband coverage projects were made.

In North America and in North East Asia investments in network equipment were stable. In Mainland China large-scale LTE deployments continued for the third consecutive year.

Sales, adjusted for comparable units and currency, decreased by -13% YoY.

Ericsson Radio System (ERS) represented almost 15% of total deliveries of radio units for full-year 2016. The company is on track to reaching the target for 2017 of approximately 50% ERS of total deliveries.

Operating income and margin

Operating income and margin decreased, mainly due to a lower share of mobile broadband capacity sales and lower IPR licensing revenues. The decrease was partly offset by reduced operating expenses, mainly as an effect of the ongoing cost and efficiency program. The work to improve profitability continued with significant headcount reductions and structural changes.

Restructuring charges amounted to SEK -4.0 (-2.8) b. and the negative effect from currency hedge contracts was SEK -0.7 (-0.9) b.

9      Ericsson  |  Fourth Quarter and Full-Year Report 2016

GLOBAL SERVICES

SEK b.	Q4 2016	Q4 2015	YoY change	Q3 2016	QoQ change	Full year 2016	Full year 2015
Net sales	29.4	30.7	-4%	24.8	19%	101.7	108.0
Of which Professional Services	21.5	23.1	-7%	18.7	15%	76.8	81.7
Of which Managed Services	6.9	8.2	-17%	7.2	-4%	28.7	31.8
Of which Network Rollout	8.0	7.6	5%	6.1	31%	24.9	26.3
Sales growth adj. for comparable units and currency	—	—	-7%	—	15%	-5%	-2%
Operating income	0.2	2.5	-93%	1.0	-81%	3.3	8.2
Of which Professional Services	0.8	2.7	-69%	1.4	-40%	5.2	9.6
Of which Network Rollout	-0.7	-0.2	—	-0.4	61%	-1.9	-1.4
Operating margin	1%	8%	—	4%	—	3%	8%
for Professional Services	4%	12%	—	7%	—	7%	12%
for Network Rollout	-8%	-2%	—	-7%	—	-8%	-5%
Operating income excluding restructuring charges	1.9	2.7	-30%	1.6	20%	6.3	9.9
Operating margin excluding restructuring charges	6%	9%	—	6%	—	6%	9%
EBITA margin	1%	9%	—	5%	—	4%	9%
Restructuring charges	-1.7	-0.2	—	-0.6	—	-3.0	-1.7

FOURTH QUARTER COMMENTS

Net sales

Sales as reported declined by -4% YoY. Professional Services sales declined, mainly due to lower managed services business in North America where a contract has been renewed with reduced scope. In addition, CDMA sales continued to decline YoY. Network Rollout sales grew YoY, driven by increased activities in North America, the Middle East, Africa and India, partly offset by a sales decline in Europe.

Global Services sales, adjusted for comparable units and currency, decreased by -7% YoY.

Sales increased by 19% QoQ, driven by increased project completions in Network Rollout following a seasonally weaker Q3. Professional Services sequential sales growth was negatively impacted by the renewed managed services contract in North America with reduced scope.

Operating income and margin

Global Services operating income decreased YoY mainly due to increased restructuring charges. The work to increase efficiency in the service delivery organization further accelerated in the quarter, resulting in increased restructuring charges YoY and QoQ.

Professional Services operating margin, excluding restructuring charges of SEK -1.4 (-0.1) b., declined to 10% (12%) YoY, negatively impacted by a few systems integration projects and lower CDMA sales. Professional Services operating income declined QoQ due to increased restructuring charges. The operating margin, excluding restructuring charges, was flat QoQ.

Network Rollout operating margin, excluding restructuring charges of SEK -0.4 (-0.2) b., declined YoY to -4% (0%), mainly due to increased costs and negative effects from a few contracts in emerging markets. Network Rollout operating income declined QoQ, primarily due to increased restructuring charges. Operating margin, excluding restructuring charges, improved QoQ.

10      Ericsson  |  Fourth Quarter and Full-Year Report 2016

FULL-YEAR COMMENTS

Net sales

Sales as reported decreased by -6% YoY. Professional Services sales declined due to lower managed services activities in North America where a contract has been renewed with reduced scope. CDMA sales declined YoY impacting Professional Services sales negatively. Network Rollout sales declined due to lower mobile broadband demand, primarily in Europe and Latin America.

Sales, adjusted for comparable units and currency, decreased by -5%.

Operating income and margin

Operating income decreased in Global Services YoY. Activities were performed to adapt the service delivery organization to lower business volumes and to increase the efficiency. Restructuring charges increased to SEK -3.0 (-1.7) b.

Professional Services operating income declined to SEK 5.2 (9.6) b. due to increased restructuring charges of SEK -2.3 (-0.7) b., lower sales and a negative impact from large projects in systems integration transformation, where operators are looking to transform their IT environments to increase efficiency and prepare for 5G. Ericsson has been successful and won several IT transformation contracts. However, the short-term margin impact from these contracts is challenging as a consequence of investments in competence build-up and market share.

Network Rollout operating income declined to SEK -1.9 (-1.4) b. due to lower sales in combination with increased cost and negative effects from a few contracts in emerging markets. The effort to improve Network Rollout profitability continues through efficiency improvements including implementation of global methods and tools.

	Q4 2016	Q3 2016	Q2 2016	Q1 2016	Full year 2016	Full year 2015
Number of signed Managed Services contracts	20	15	20	21	76	101
Number of signed significant consulting & systems integration contracts 1)	19	19	18	13	69	66

1)	In the areas of OSS and BSS, IP, Service Delivery Platforms and data center build projects.

11      Ericsson  |  Fourth Quarter and Full-Year Report 2016

SUPPORT SOLUTIONS

SEK b.	Q4 2016	Q4 2015	YoY change	Q3 2016	QoQ change	Full year 2016	Full year 2015
Net sales	3.4	5.6	-39%	2.9	16%	12.5	15.0
Sales growth adj. for comparable units and currency	—	—	-42%	—	10%	-19%	0%
Operating income	-0.4	1.7	-125%	-0.4	19%	-1.0	1.5
Operating income excluding restructuring charges	-0.1	1.9	-105%	-0.3	-71%	-0.5	2.0
Operating margin	-12%	30%	—	-12%	—	-8%	10%
Operating margin excluding restructuring charges	-3%	34%	—	-11%	—	-4%	13%
EBITA margin	-6%	34%	—	-4%	—	0%	16%
Restructuring charges	-0.3	-0.2	41%	0.0	—	-0.4	-0.5

FOURTH QUARTER COMMENTS

Net sales

Sales as reported decreased by -39% YoY, mainly due to lower IPR licensing revenues and lower sales in TV & Media. TV & Media sales were lower than expected, primarily due to a rapid decline of legacy products. The transition to next-generation platform is ongoing with several customer trials. However, efforts have not yet translated into sales.

Sales, adjusted for comparable units and currency, decreased by -42% YoY.

Sales increased by 16% QoQ, supported by currency exchange rates and seasonally stronger sales primarily in OSS and BSS. The transition from legacy to new products in OSS and BSS is ongoing but creates some short-term sales challenges.

Operating income and margin

Operating income and margin declined YoY, mainly due to lower IPR licensing revenues and higher restructuring charges.

Operating income declined slightly QoQ. Increased restructuring charges were partly offset by increased sales.

FULL-YEAR COMMENTS

Net sales

Sales as reported decreased by -17% YoY, partly due to lower IPR licensing revenues. OSS and BSS sales declined due to lower sales of legacy products and lower software sales in digital transformation projects where sales are mainly project milestone based. In addition, sales declined in markets with a weak macroeconomic environment.

Sales in TV & Media declined due to lower sales of legacy products primarily in North America. Customer trials on the next-generation TV & Media platform are ongoing, but have not yet translated into sales.

Operating income and margin

Operating income declined YoY mainly due to lower IPR licensing revenues and lower sales in both OSS and BSS as well as in TV & Media. Several activities in order to reduce cost and adjust the organization to lower business volumes are ongoing.

The overall transition of business models continues, from traditional telecom software licenses to recurrent license revenue deals.

12      Ericsson  |  Fourth Quarter and Full-Year Report 2016

CASH FLOW

SEK b.	Q4 2016	Q4 2015	Q3 2016	Full year 2016	Full year 2015
Net income reconciled to cash	1.6	11.0	1.5	8.0	24.3
Changes in operating net assets	17.9	10.9	-3.8	6.0	-3.7
Cash flow from operating activities	19.4	21.9	-2.3	14.0	20.6
Cash flow from investing activities	-6.6	-12.8	-2.0	-8.3	-8.0
Cash flow from financing activities	-1.0	-0.7	-1.5	-11.7	-10.7
Net change in cash and cash equivalents	12.6	6.3	-4.5	-3.3	-0.8
Cash conversion (%)	1,247%	200%	-155%	175%	85%

FOURTH QUARTER COMMENTS

Cash flow from operating activities was SEK 19.4 b. in the quarter, mainly driven by reduced operating assets. Inventory decreased sequentially following large deliveries of hardware and network rollout services. Despite increased sales, trade receivables were reduced, driven by good collection and higher sale of receivables. Trade payables increased QoQ mainly due to seasonally higher business activities.

Cash outlays related to restructuring charges were SEK -0.8 (-0.8) b. in the quarter.

Cash flow from investing activities was impacted by investments in property, plant and equipment of SEK -1.7 b., with continued investments in Global ICT centers. The capital expenditure level will continue to decline as the investments in the Global ICT centers peaked in 2015. Sale of property, plant and equipment resulted in a cash flow effect of SEK 0.3 b. in the quarter. Development expenses of SEK -1.3 b. were capitalized. No large acquisition was made in the quarter.

Cash flow from financing activities amounted to SEK -1.0 b.

Net cash at the end of the quarter was SEK 31.2 b.

Working capital KPIs, number of days	Jan-Dec 2016	Jan-Sep 2016	Jan-Jun 2016	Jan-Mar 2016	Jan-Dec 2015
Sales outstanding (target: <90)	95	122	115	108	87
Inventory (target: <65)	69	79	81	80	64
Payable (target: >60)	56	56	59	58	53

FULL-YEAR COMMENTS

Cash flow from operating activities was SEK 14.0 (20.6) b. The decline was mainly due to lower income and last year’s payment to Ericsson, related to the signed global patent license agreement with Apple. Operating net assets decreased by SEK 6.0 b, supported by reduced trade receivables. Inventory increased while trade payables increased supported by implementation of supply chain financing.

Cash outlays related to restructuring charges were SEK -2.4 (-2.8) b. during the year.

Cash flow from investing activities was impacted by investments in property, plant and equipment of SEK -6.1 (-8.3) b., with continued investments in the Global ICT centers. The capital expenditure level will continue to decline as the investments in the Global ICT centers peaked in 2015. In addition, SEK -4.5 b. (-3.3) b. of development expenses were capitalized. The capitalized development expenses refer to development of new product platforms like the new IPTV platform, Ericsson MediaFirst, and the new BSS platform, Ericsson Revenue Manager. The company invested SEK 0.6 (2.2) b. in acquisitions of smaller companies, such as Ericpol and NodePrime in 2016.

Cash flow from financing activities amounted to SEK -11.7 b., impacted by SEK -12.3 b. of dividend payouts.

Net cash amounted to SEK 31.2 b., a decrease by SEK -10.0 b. compared with 2015.

13      Ericsson  |  Fourth Quarter and Full-Year Report 2016

FINANCIAL POSITION

SEK b.	Dec 31 2016	Sep 30 2016	Jun 30 2016	Mar 31 2016	Dec 31 2015
+ Cash and cash equivalents	37.0	24.4	28.9	35.9	40.2
+ Interest-bearing securities, current	13.3	18.7	19.8	25.1	26.0
+ Interest-bearing securities, non-current	7.6	0.5	—	—	—
Gross cash	57.9	43.6	48.8	61.0	66.3
– Borrowings, current	8.0	9.0	9.7	2.4	2.4
– Borrowings, non-current	18.7	18.3	18.2	22.1	22.7
Net cash	31.2	16.3	21.0	36.5	41.2
Equity	140.5	134.0	136.7	145.6	147.4
Total assets	283.3	275.7	277.4	280.3	284.4
Capital turnover (times)	1.2	1.1	1.1	1.1	1.3
Return on capital employed (%)	3.2%	4.4%	6.5%	6.9%	11.6%
Equity ratio (%)	49.6%	48.6%	49.3%	52.0%	51.8%
Return on equity (%)	1.2%	3.2%	5.0%	5.4%	9.3%

FOURTH QUARTER COMMENTS

Net cash increased by SEK 14.9 b. in the quarter mainly as a result of decreased operating assets. The net cash position was SEK 31.2 b.

Post-employment benefits were SEK 23.7 b., compared with SEK 32.5 b. on Sep 30, 2016, mainly due to increased discount rates.

The company signed a new EUR 0.5 b. term loan facility in the quarter. The new facility has a tenure of two years with one extension option of one year. The facility serves for general corporate purposes and is unutilized.

In the quarter Standard & Poor’s downgraded Ericsson’s long-term rating from BBB+ with negative outlook to BBB with negative outlook. Moody’s downgraded Ericsson’s long-term rating twice in the quarter. In October, they downgraded Ericsson from Baa1, with negative outlook to Baa2 on review for further downgrade. In December, they downgraded Ericsson to Baa3 with negative outlook.

FULL-YEAR COMMENTS

Net cash decreased to SEK 31.2 (41.2) b. due to lower income and increased dividends. The decrease was partly offset by reduced operating assets.

Pension liabilities increased by SEK 1.1 b, due to decreased discount rates.

Standard & Poor’s and Moody´s downgraded Ericsson’s long-term rating from BBB+/Baa1 with stable outlook to BBB/Baa3 with negative outlook. The average maturity of long-term borrowings as of Dec 31, 2016, was 3.8 years, compared with 4.8 years 12 months earlier.

Ericsson has an unutilized Revolving Credit Facility of USD 2.0 b. The facility expires in 2021.

The company signed a new EUR 0.5 b. term loan facility in 2016. The new facility has a tenure of two years with one extension option of one year. The facility serves for general corporate purposes and is unutilized.

Debt maturity profile, Parent Company

SEK b.

14      Ericsson  |  Fourth Quarter and Full-Year Report 2016

PARENT COMPANY

Income after financial items was SEK 15.5 (16.8) b. The decrease was mainly due to lower recognized dividends from subsidiaries than last year.

At the end of the year, gross cash: cash, cash equivalents, short-term investments, and interest-bearing securities non-current amounted to SEK 42.9 (48.6) b.

The Parent Company has during the quarter recognized dividends from subsidiaries of SEK 1.1 b.

The Parent Company recognized dividends from subsidiaries of SEK 14.2 (15.2) b. for full-year 2016.

In accordance with the conditions of the long-term variable compensation program (LTV) for Ericsson employees, 3,645,085 shares from treasury stock were sold or distributed to employees during the fourth quarter. The holding of treasury stock at December 31, 2016, was 62,192,390 Class B shares.

15      Ericsson  |  Fourth Quarter and Full-Year Report 2016

DIVIDEND, AGM

AND ANNUAL REPORT

Dividend proposal

The Board of Directors will propose to the Annual General Meeting to resolve on a dividend of SEK 1.00 (3.70) per share, representing some SEK 3.3 (12.1) b., and March 31, 2017, as the record date for payment of dividend. The dividend reflects this year’s earnings and balance sheet structure, as well as coming years’ business plans and expected economic development.

Ericsson Annual General Meeting

The Annual General Meeting of shareholders will be held on March 29, 2017, 15.00 (CET) at Kistamässan, Stockholm, Sweden.

Annual Report

The annual report will be made available on our website www.ericsson.com and at the Ericsson headquarters, Torshamnsgatan 21, Kista, Stockholm, Sweden, in the first week of March.

16      Ericsson  |  Fourth Quarter and Full-Year Report 2016

OTHER INFORMATION

The rating for Ericsson was downgraded to Baa2 by Moody’s

On October 14, 2016, Moody’s announced that they had downgraded the senior unsecured debt ratings to Baa2 from Baa1 and the MTN program rating to Baa2 from Baa1. At the same time, the agency placed the company’s Baa2/Baa2 ratings on review for further downgrade.

The rating for Ericsson was downgraded to BBB by S&P

On October 17, 2016, Standard & Poor’s announced that they had downgraded the long-term corporate credit rating on Ericsson to BBB from BBB+, with a negative outlook.

Börje Ekholm appointed President and CEO

On October 26, 2016, Ericsson announced that its Board of Directors has appointed Börje Ekholm President and CEO, effective January 16, 2017. Börje Ekholm will also remain a member of the Board of Directors of Ericsson.

Ericsson Investor Update

On November 10, 2016, Ericsson held its annual Investor Update event in New York. The company gave an update on market development, how to improve profitability and the progress of strategy implementation for faster business execution based on its new company structure. In addition, the company provided high level, unaudited numbers for the new segments for full-year 2015.

Update on Cost and efficiency program

On December 8, 2016, Ericsson announced that total company restructuring charges for 2016 is estimated to SEK 5.5-6.5 b., compared to previous estimate of SEK 4-5 b. due to faster implementation of the cost and efficiency program in Sweden.

The rating for Ericsson was downgraded to Baa3 by Moody’s

On December 15, 2016, Moody’s announced that they had downgraded the senior unsecured debt ratings to Baa3 from Baa2 and the MTN program rating to Baa3 from Baa2. The outlook on the ratings is negative.

Litigations relating to Unwired Planet

Ericsson has since 2014 been involved in litigations in the UK and Germany brought by Unwired Planet against Google, Samsung, Huawei, HTC and LG for infringement of patents, some of which were purchased from Ericsson. Unwired Planet has settled some of the cases and all counterclaims against Ericsson from the defendants in the UK case have as from October 2016 been withdrawn. Ericsson remains as intervener in the German cases where an appealed court decision has rejected all allegations made by the defendants against Ericsson.

POST-CLOSING EVENTS

Börje Ekholm takes office as CEO and President

On January 16, 2017, Ericsson announced that in connection with Börje Ekholm assuming the position as President and CEO of Ericsson, Jan Frykhammar, who has temporarily held the position as President and CEO, remains a member of the Executive Leadership Team and is appointed Executive Vice President and Advisor to the CEO. Jan Frykhammar will support Börje Ekholm during a transition period and will focus on corporate governance and efficiency.

Magnus Mandersson remains Executive Vice President, Advisor to the CEO, focusing on customer relationships, and a member of the Executive Leadership Team. Mandersson also remains Chairperson of four out of Ericsson’s ten regions.

Carl Mellander remains acting Chief Financial Officer and a member of the Executive Leadership Team.

NEW FINANCIAL REPORTING STRUCTURE

The organizational structure that was effective as of July 1, 2016, aims to align company reporting with strategy execution in a simpler and more transparent way. As of Q1, 2017, financial reporting will be made according to this new organizational structure. Restated numbers will be presented in March 2017.

17      Ericsson  |  Fourth Quarter and Full-Year Report 2016

RISK FACTORS

Ericsson’s operational and financial risk factors and uncertainties are described in our Annual Report 2015.

Risk factors and uncertainties in focus short term for the Parent Company and the Ericsson Group include, but are not limited to:

•	Potential negative effects on operators’ willingness to invest in network development due to uncertainty in the financial markets and a weak economic business environment, or reduced consumer telecom spending, or increased pressure on us to provide financing, or delayed auctions of spectrums;

•	Uncertainty regarding the financial stability of suppliers, for example due to lack of financing;

•	Effects on gross margins and/or working capital of the business mix in the Networks segment between capacity sales and new coverage build-outs;

•	Effects on gross margins of the business mix in the Global Services segment including proportion of new network buildouts and share of new managed services or digital transformation deals with initial transition costs;

•	Effects of the ongoing industry consolidation among our customers as well as between our largest competitors, e.g. with postponed investments and intensified price competition as a consequence;

•	New JV arrangements or partnerships which may not be successful and expose us to future costs;

•	Changes in foreign exchange rates, in particular USD;

•	Political unrest or instability in certain markets;

•	Effects on production and sales from restrictions with respect to timely and adequate supply of materials, components and production capacity and other vital services on competitive terms;
•	No guarantees that specific restructuring or cost-savings initiatives will be sufficient, successful or executed in time to deliver any improvements in short-term earnings;

•	Various geopolitical forces may impact the global economy and our business;

•	Cyber security incidents, which may have material negative impact.

Ericsson stringently monitors the compliance with all relevant trade regulations and trade embargos applicable to dealings with customers operating in countries where there are trade restrictions or trade restrictions are discussed. Ericsson operates globally in accordance with Group policies and directives for business ethics and conduct and has a dedicated anti-corruption program. However, in some of the countries where the company operates, corruption risks can be high and compliance failure could have a material adverse impact on our business, financial condition and brand.

Stockholm, January 26, 2017

Telefonaktiebolaget LM Ericsson

Board of Directors

Date for next report: April 25, 2017

18      Ericsson  |  Fourth Quarter and Full-Year Report 2016

AUDITORS’ REVIEW REPORT

Introduction

We have reviewed the condensed interim financial information (interim report) of Telefonaktiebolaget LM Ericsson (publ.) as of December 31, 2016, and the twelve months period then ended. The board of directors and the CEO are responsible for the preparation and presentation of this interim report in accordance with IAS 34 and the Swedish Annual Accounts Act. Our responsibility is to express a conclusion on this interim report based on our review.

Scope of review

We conducted our review in accordance with the International Standard on Review Engagements ISRE 2410, Review of Interim Report Performed by the Independent Auditor of the Entity.

A review consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing, ISA, and other generally accepted auditing standards in Sweden. The procedures performed in a review do not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim report is not prepared, in all material respects, in accordance with IAS 34 and the Swedish Annual Accounts Act, regarding the Group, and with the Swedish Annual Accounts Act, regarding the Parent Company.

Stockholm, January 26, 2017

PricewaterhouseCoopers AB

Bo Hjalmarsson

Authorized Public Accountant

Auditor in Charge

Johan Engstam

Authorized Public Accountant

19      Ericsson  |  Fourth Quarter and Full-Year Report 2016

EDITOR’S NOTE

Ericsson invites media, investors and analysts to a press conference at the Ericsson Studio, Grönlandsgången 4, Stockholm, at 09.00 (CET), January 26, 2016. A financial analyst, investor and media conference call will begin at 14.00 (CET).

Live webcast of the press conference and conference call as well as supporting slides will be available at www.ericsson.com/press and www.ericsson.com/investors

Video material will be published during the day on www.ericsson.com/press

For further information, please contact:

Helena Norrman, Senior Vice President, Chief Marketing and Communications Officer

Phone: +46 10 719 34 72

E-mail: investor.relations@ericsson.com or

media.relations@ericsson.com

Telefonaktiebolaget LM Ericsson

Org. number: 556016-0680

Torshamnsgatan 21

SE-164 83 Stockholm

Phone: +46 10 719 00 00

www.ericsson.com

Investors

Peter Nyquist, Vice President,
Head of Investor Relations
Phone:	+46 10 714 64 49, +46 70 575 29 06
E-mail:	peter.nyquist@ericsson.com

Stefan Jelvin, Director,
Investor Relations
Phone:	+46 10 714 20 39, +46 70 986 02 27
E-mail:	stefan.jelvin@ericsson.com

Åsa Konnbjer, Director,
Investor Relations
Phone:	+46 10 713 39 28, +46 73 082 59 28
E-mail:	asa.konnbjer@ericsson.com

Rikard Tunedal, Director,
Investor Relations
Phone:	+46 10 714 54 00, +46 761 005 400
E-mail:	rikard.tunedal@ericsson.com

Media

Ola Rembe, Vice President,
Head of External Communications
Phone:	+46 10 719 97 27, +46 73 024 48 73
E-mail:	media.relations@ericsson.com

Corporate Communications
Phone:	+46 10 719 69 92
E-mail:	media.relations@ericsson.com

20      Ericsson  |  Fourth Quarter and Full-Year Report 2016

SAFE HARBOR STATEMENT

All statements made or incorporated by reference in this release, other than statements or characterizations of historical facts, are forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management’s beliefs and certain assumptions made by us. Forward-looking statements can often be identified by words such as “anticipates”, “expects”, “intends”, “plans”, “predicts”, “believes”, “seeks”, “estimates”, “may”, “will”, “should”, “would”, “potential”, “continue”, and variations or negatives of these words, and include, among others, statements regarding: (i) strategies, outlook and growth prospects; (ii) positioning to deliver future plans and to realize potential for future growth; (iii) liquidity and capital resources and expenditure, and our credit ratings; (iv) growth in demand for our products and services; (v) our joint venture activities; (vi) economic outlook and industry trends; (vii) developments of our markets; (viii) the impact of regulatory initiatives; (ix) research and development expenditures; (x) the strength of our competitors; (xi) future cost savings; (xii) plans to launch new products and services; (xiii) assessments of risks; (xiv) integration of acquired businesses; (xv) compliance with rules and regulations and (xvi) infringements of intellectual property rights of others.

In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These forward-looking statements speak only as of the date hereof and are based upon the information available to us at this time. Such information is subject to change, and we will not necessarily inform you of such changes. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. Important factors that may cause such a difference for Ericsson include, but are not limited to: (i) material adverse changes in the markets in which we operate or in global economic conditions; (ii) increased product and price competition; (iii) reductions in capital expenditure by network operators; (iv) the cost of technological innovation and increased expenditure to improve quality of service; (v) significant changes in market share for our principal products and services; (vi) foreign exchange rate or interest rate fluctuations; and (vii) the successful implementation of our business and operational initiatives.

21      Ericsson  |  Fourth Quarter and Full-Year Report 2016

FINANCIAL STATEMENTS AND

ADDITIONAL INFORMATION

22      Ericsson  |  Fourth Quarter and Full-Year Report 2016

CONSOLIDATED INCOME STATEMENT

	Oct-Dec			Jan-Dec
SEK million	2016	2015	Change	2016	2015	Change

Net sales	65,215	73,568	-11%	222,608	246,920	-10%
Cost of sales	-48,195	-46,899	3%	-156,243	-161,101	-3%

Gross income	17,020	26,669	-36%	66,365	85,819	-23%
Gross margin (%)	26.1%	36.3%		29.8%	34.8%

Research and development expenses	-8,890	-7,921	12%	-31,635	-34,844	-9%
Selling and administrative expenses	-8,799	-7,996	10%	-28,866	-29,285	-1%

Operating expenses	-17,689	-15,917	11%	-60,501	-64,129	-6%

Other operating income and expenses	364	254		404	153
Shares in earnings of JV and associated companies	25	29		31	-38

Operating income	-280	11,035	-103%	6,299	21,805	-71%

Financial income	61	-109		-115	525
Financial expenses	-744	-619		-2,158	-2,458

Income after financial items	-963	10,307	-109%	4,026	19,872	-80%

Taxes	-634	-3,329		-2,131	-6,199

Net income	-1,597	6,978	-123%	1,895	13,673	-86%

Net income attributable to:
Stockholders of the Parent Company	-1,604	7,056		1,716	13,549
Non-controlling interests	7	-78		179	124

Other information
Average number of shares, basic (million)	3,268	3,254		3,263	3,249
Earnings per share, basic (SEK) 1)	-0.49	2.17		0.53	4.17
Earnings per share, diluted (SEK) 1)	-0.48	2.15		0.52	4.13

1)	Based on Net income attributable to stockholders of the Parent Company.

STATEMENT OF COMPREHENSIVE INCOME

	Oct-Dec		Jan-Dec
SEK million	2016	2015	2016	2015

Net income	-1,597	6,978	1,895	13,673

Other comprehensive income

Items that will not be reclassified to profit or loss
Remeasurements of defined benefits pension plans incl. asset ceiling	8,024	3,860	-1,766	-2,026
Tax on items that will not be reclassified to profit or loss	-1,886	-797	520	721

Items that may be reclassified to profit or loss
Available-for-sale financial assets
Gains/losses arising during the period	-7	—	-7	—
Revaluation of other investments in shares and participations
Fair value remeasurement	2	216	-2	457
Changes in cumulative translation adjustments	1,867	-1,141	4,235	-604
Share of other comprehensive income on JV and associated companies	-7	—	-362	141
Tax on items that may be reclassified to profit or loss	1	—	1	—

Total other comprehensive income, net of tax	7,994	2,138	2,619	-1,311

Total comprehensive income	6,397	9,116	4,514	12,362

Total comprehensive income attributable to:
Stockholders of the Parent Company	6,406	9,173	4,285	12,218
Non-controlling interest	-9	-57	229	144

23      Ericsson  |  Fourth Quarter and Full-Year Report 2016

CONSOLIDATED BALANCE SHEET

SEK million	Dec 31 2016	Sep 30 2016	Dec 31 2015

ASSETS
Non-current assets
Intangible assets
Capitalized development expenses	8,076	7,437	5,493
Goodwill	43,387	41,976	41,087
Intellectual property rights, brands and other intangible assets	7,747	8,076	9,316

Property, plant and equipment	16,734	17,082	15,901

Financial assets
Equity in JV and associated companies	775	761	1,210
Other investments in shares and participations	1,179	1,188	1,275
Customer finance, non-current	2,128	1,989	1,739
Interest–bearing securities, non-current	7,586	540	—
Other financial assets, non-current	4,442	4,310	5,634

Deferred tax assets	15,522	17,383	13,183

	107,576	100,742	94,838

Current assets
Inventories	30,307	34,140	28,436

Trade receivables	68,117	70,370	71,069
Customer finance, current	2,625	2,644	2,041
Other current receivables	24,431	24,758	21,709

Interest-bearing securities, current	13,325	18,663	26,046
Cash and cash equivalents	36,966	24,401	40,224

	175,771	174,976	189,525

Total assets	283,347	275,718	284,363

EQUITY AND LIABILITIES
Equity
Stockholders’ equity	139,817	133,138	146,525
Non-controlling interest in equity of subsidiaries	675	874	841

	140,492	134,012	147,366

Non-current liabilities
Post-employment benefits	23,723	32,463	22,664
Provisions, non-current	946	170	176
Deferred tax liabilities	2,147	2,052	2,472
Borrowings, non-current	18,653	18,283	22,744
Other non-current liabilities	2,621	2,127	1,851

	48,090	55,095	49,907

Current liabilities
Provisions, current	5,411	3,075	3,662
Borrowings, current	8,033	9,007	2,376
Trade payables	25,318	21,633	22,389
Other current liabilities	56,003	52,896	58,663

	94,765	86,611	87,090

Total equity and liabilities	283,347	275,718	284,363

Of which interest-bearing liabilities	26,686	27,290	25,120

Assets pledged as collateral	2,584	2,534	2,526
Contingent liabilities	1,186	1,146	922

24      Ericsson  |  Fourth Quarter and Full-Year Report 2016

CONSOLIDATED STATEMENT

OF CASH FLOWS

	Oct-Dec		Jan-Dec
SEK million	2016	2015	2016	2015

Operating activities
Net income	-1,597	6,978	1,895	13,673
Adjustments to reconcile net income to cash
Taxes	-300	395	-6,200	-2,835
Earnings/dividends in JV and associated companies	-21	-33	58	130
Depreciation, amortization and impairment losses	2,610	2,521	9,119	10,206
Other	865	1,092	3,135	3,110

	1,557	10,953	8,007	24,284

Changes in operating net assets
Inventories	4,286	3,496	-613	-366
Customer finance, current and non-current	-106	302	-950	824
Trade receivables	3,713	2,754	5,933	7,000
Trade payables	3,306	886	2,775	-2,676
Provisions and post-employment benefits	2,772	-673	3,106	544
Other operating assets and liabilities, net	3,884	4,141	-4,248	-9,013

	17,855	10,906	6,003	-3,687

Cash flow from operating activities	19,412	21,859	14,010	20,597

Investing activities
Investments in property, plant and equipment	-1,699	-1,740	-6,129	-8,338
Sales of property, plant and equipment	277	92	482	1,301
Acquisitions/divestments of subsidiaries and other operations, net	-50	-945	-622	-2,200
Product development	-1,291	-1,183	-4,483	-3,302
Other investing activities	-2,341	-418	-3,004	-543
Interest-bearing securities	-1,505	-8,613	5,473	5,095

Cash flow from investing activities	-6,609	-12,807	-8,283	-7,987

Cash flow before financing activities	12,803	9,052	5,727	12,610

Financing activities
Dividends paid	—	—	-12,263	-11,337
Other financing activities	-1,039	-669	521	627

Cash flow from financing activities	-1,039	-669	-11,742	-10,710

Effect of exchange rate changes on cash	801	-2,109	2,757	-2,664

Net change in cash and cash equivalents	12,565	6,274	-3,258	-764

Cash and cash equivalents, beginning of period	24,401	33,950	40,224	40,988

Cash and cash equivalents, end of period	36,966	40,224	36,966	40,224

25      Ericsson  |  Fourth Quarter and Full-Year Report 2016

CONSOLIDATED STATEMENT

OF CHANGES IN EQUITY

	Jan-Dec
SEK million	2016	2015

Opening balance	147,366	145,309
Total comprehensive income	4,514	12,362
Sale/repurchase of own shares	-216	169
Stock issue (net)	131	—
Stock purchase plan	957	865
Dividends paid	-12,263	-11,337
Transactions with non-controlling interests	3	-2

Closing balance	140,492	147,366

CONSOLIDATED INCOME STATEMENT

- ISOLATED QUARTERS

	2016				2015
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Net sales	65,215	51,076	54,108	52,209	73,568	59,161	60,671	53,520
Cost of sales	-48,195	-36,616	-36,613	-34,819	-46,899	-39,110	-40,536	-34,556

Gross income	17,020	14,460	17,495	17,390	26,669	20,051	20,135	18,964
Gross margin (%)	26.1%	28.3%	32.3%	33.3%	36.3%	33.9%	33.2%	35.4%

Research and development expenses	-8,890	-7,855	-7,405	-7,485	-7,921	-8,540	-9,896	-8,487
Selling and administrative expenses	-8,799	-6,238	-7,109	-6,720	-7,996	-6,393	-7,765	-7,131

Operating expenses	-17,689	-14,093	-14,514	-14,205	-15,917	-14,933	-17,661	-15,618

Other operating income and expenses	364	-3	-230	273	254	80	1,059	-1,240
Shares in earnings of JV and associated companies	25	-23	12	17	29	-121	27	27

Operating income	-280	341	2,763	3,475	11,035	5,077	3,560	2,133

Financial income	61	-226	139	-89	-109	188	-238	684
Financial expenses	-744	-371	-666	-377	-619	-809	-290	-740

Income after financial items	-963	-256	2,236	3,009	10,307	4,456	3,032	2,077

Taxes	-634	76	-670	-903	-3,329	-1,338	-909	-623

Net income	-1,597	-180	1,566	2,106	6,978	3,118	2,123	1,454

Net income attributable to:
Stockholders of the Parent Company	-1,604	-233	1,587	1,966	7,056	3,080	2,094	1,319
Non-controlling interests	7	53	-21	140	-78	38	29	135

Other information
Average number of shares, basic (million)	3,268	3,264	3,261	3,258	3,254	3,251	3,247	3,244
Earnings per share, basic (SEK) 1)	-0.49	-0.07	0.49	0.60	2.17	0.95	0.64	0.41
Earnings per share, diluted (SEK) 1)	-0.48	-0.07	0.48	0.60	2.15	0.94	0.64	0.40

1)	Based on Net income attributable to stockholders of the Parent Company.

26      Ericsson  |  Fourth Quarter and Full-Year Report 2016

CONSOLIDATED STATEMENT

OF CASH FLOWS - ISOLATED QUARTERS

	2016				2015
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Operating activities
Net income	-1,597	-180	1,566	2,106	6,978	3,118	2,123	1,454
Adjustments to reconcile net income to cash
Taxes	-300	-1,282	-3,410	-1,208	395	51	-1,360	-1,921
Earnings/dividends in JV and associated companies	-21	22	73	-16	-33	136	49	-22
Depreciation, amortization and impairment losses	2,610	2,308	2,104	2,097	2,521	2,425	2,579	2,681
Other	865	630	988	652	1,092	1,052	22	944

	1,557	1,498	1,321	3,631	10,953	6,782	3,413	3,136

Changes in operating net assets
Inventories	4,286	980	-1,667	-4,212	3,496	-226	383	-4,019
Customer finance, current and non-current	-106	223	-816	-251	302	375	405	-258
Trade receivables	3,713	-624	-564	3,408	2,754	-1,421	3,630	2,037
Trade payables	3,306	-2,371	2,457	-617	886	-494	-1,400	-1,668
Provisions and post-employment benefits	2,772	130	218	-14	-673	-302	1,685	-166
Other operating assets and liabilities, net	3,884	-2,153	-1,662	-4,317	4,141	-3,154	-5,038	-4,962

	17,855	-3,815	-2,034	-6,003	10,906	-5,222	-335	-9,036

Cash flow from operating activities	19,412	-2,317	-713	-2,372	21,859	1,560	3,078	-5,900

Investing activities
Investments in property, plant and equipment	-1,699	-1,384	-1,572	-1,474	-1,740	-1,807	-2,424	-2,367
Sales of property, plant and equipment	277	111	50	44	92	59	1,075	75
Acquisitions/divestments of subsidiaries and other operations, net	-50	16	-480	-108	-945	-1,028	-169	-58
Product development	-1,291	-885	-1,099	-1,208	-1,183	-982	-843	-294
Other investing activities	-2,341	-508	-890	735	-418	37	-280	118
Interest-bearing securities	-1,505	610	5,355	1,013	-8,613	3,631	9,678	399

Cash flow from investing activities	-6,609	-2,040	1,364	-998	-12,807	-90	7,037	-2,127

Cash flow before financing activities	12,803	-4,357	651	-3,370	9,052	1,470	10,115	-8,027

Financing activities
Dividends paid	—	-163	-12,067	-33	—	-277	-11,035	-25
Other financing activities	-1,039	-1,295	2,761	94	-669	-34	431	899

Cash flow from financing activities	-1,039	-1,458	-9,306	61	-669	-311	-10,604	874

Effect of exchange rate changes on cash	801	1,285	1,652	-981	-2,109	-171	-1,860	1,476

Net change in cash and cash equivalents	12,565	-4,530	-7,003	-4,290	6,274	988	-2,349	-5,677

Cash and cash equivalents, beginning of period	24,401	28,931	35,934	40,224	33,950	32,962	35,311	40,988

Cash and cash equivalents, end of period	36,966	24,401	28,931	35,934	40,224	33,950	32,962	35,311

27      Ericsson  |  Fourth Quarter and Full-Year Report 2016

PARENT COMPANY INCOME STATEMENT

	Oct-Dec		Jan-Dec
SEK million	2016	2015	2016	2015

Net sales	—	—	—	—
Cost of sales	—	—	—	—

Gross income	—	—	—	—

Operating expenses	-457	-425	-1,185	-1,040
Other operating income and expenses	838	729	2,698	2,889

Operating income	381	304	1,513	1,849

Financial net	1,072	6,447	14,032	14,952

Income after financial items	1,453	6,751	15,545	16,801

Transfers to (-) / from untaxed reserves	-1,100	-1,500	-1,100	-1,500
Taxes	43	158	-206	-208

Net income	396	5,409	14,239	15,093

PARENT COMPANY STATEMENT

OF COMPREHENSIVE INCOME

	Oct-Dec		Jan-Dec
SEK million	2016	2015	2016	2015

Net income	396	5,409	14,239	15,093

Available-for-sale financial assets
Gains/losses arising during the period	—	—	—	—
Revaluation of other investments in shares and participations
Fair value remeasurement	—	216	5	457

Total other comprehensive income, net of tax	—	216	5	457

Total comprehensive income	396	5,625	14,244	15,550

28      Ericsson  |  Fourth Quarter and Full-Year Report 2016

PARENT COMPANY BALANCE SHEET

SEK million	Dec 31 2016	Dec 31 2015

ASSETS
Fixed assets
Intangible assets	547	809
Tangible assets	396	456
Financial assets*	111,981	99,914

	112,924	101,179

Current assets
Inventories	3	—
Receivables	38,476	25,692
Short-term investments	12,991	25,506
Cash and cash equivalents	22,311	23,118

	73,781	74,316

Total assets	186,705	175,495

STOCKHOLDERS’ EQUITY, PROVISIONS AND LIABILITIES
Equity
Restricted equity	48,148	48,018
Non-restricted equity	44,753	42,578

	92,901	90,596

Provisions	885	807

Non-current liabilities	50,428	46,457

Current liabilities	42,491	37,635

Total stockholders’ equity, provisions and liabilities	186,705	175,495

* Of which interest-bearing securities, non-current	7,586	—

29      Ericsson  |  Fourth Quarter and Full-Year Report 2016

ACCOUNTING POLICIES

THE GROUP

This interim report is prepared in accordance with IAS 34. The term “IFRS” used in this document refers to the application of IAS and IFRS as well as interpretations of these standards as issued by IASB’s Standards Interpretation Committee (SIC) and IFRS Interpretations Committee (IFRIC). The accounting policies adopted are consistent with those of the annual report for the year ended December 31, 2015, and should be read in conjunction with that annual report.

There is no significant difference between IFRS effective as per December 31, 2016 and IFRS as endorsed by the EU.

Amendments applied as from the first quarter of 2016*

Presentation in financial statements

In the Consolidated Balance Sheet, Interest-bearing securities, non-current has been added as a new line and Short term investments has been renamed Interest-bearing securities, current. On the Statement of Cash Flow, the line Short-term investments has been renamed Interest-bearing securities.

Accounting for bonds

Due to the conditions in the market for government and mortgage bonds in Sweden, Ericsson now intends to hold bonds purchased in its “Asset management” portfolio until maturity instead of intending to hold them for trading. Bonds purchased in this portfolio after January 1, 2016 are classified as available-for-sale. Bonds held as available-for-sale with a maturity longer than one year are included in Interest-bearing securities, non-current. Bonds held as available-for-sale with a maturity shorter than one year are included in Interest-bearing securities, current. Unrealized gains and losses are recognized in Other comprehensive income. When these securities are derecog-nized, the accumulated fair value adjustments will be included in financial income.

Net Cash

The definition of Net Cash has been adjusted in order to more clearly represent Ericsson’s ability to meet financial obligations. Post-employment benefits are no longer included in the calculation of Net Cash. Interest-bearing securities, non-current are now included in Net Cash and Gross Cash because these are liquid instruments with low credit risk. Net Cash for prior periods has been recalculated using the new definition. The revised definition is as follows:

Net Cash: Cash and cash equivalents plus interest-bearing securities (current and non-current) less interest-bearing liabilities (which include: non-current borrowings and current borrowings).

Gross Cash: Cash and cash equivalents plus interest-bearing securities (current and non-current).

*	Updated in the third quarter of 2016 due to purchase of available-for-sale bond

Amendments applied as from the second quarter of 2016

APMs

As from the second quarter, Ericsson has applied the new guidelines issued by ESMA** on APMs (Alternative Performance Measures). In summary, an APM is understood as a financial measure of historical or future financial performance, financial position, or cash flows, other than a financial measure defined or specified in IFRS. The APMs presented in the interim report will be reconciled to the most directly reconcilable line items in the financial statements at the end of the interim report.

**	European Securities and Markets Authority – a European supervisory authority

30      Ericsson  |  Fourth Quarter and Full-Year Report 2016

NET SALES BY SEGMENT BY QUARTER

	2016				2015
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Networks	32,410	23,343	26,765	25,820	37,304	28,817	31,163	26,436
Global Services	29,419	24,804	24,481	23,018	30,670	27,055	26,392	23,901
Of which Professional Services	21,467	18,747	18,670	17,932	23,072	20,545	20,001	18,131
Of which Managed Services	6,853	7,153	7,330	7,352	8,214	7,976	8,150	7,501
Of which Network Rollout	7,952	6,057	5,811	5,086	7,598	6,510	6,391	5,770
Support Solutions	3,386	2,929	2,862	3,371	5,594	3,289	3,092	3,074
Modems	—	—	—	—	—	—	24	109

Total	65,215	51,076	54,108	52,209	73,568	59,161	60,671	53,520

	2016				2015
Sequential change, percent	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Networks	39%	-13%	4%	-31%	29%	-8%	18%	-22%
Global Services	19%	1%	6%	-25%	13%	3%	10%	-20%
Of which Professional Services	15%	0%	4%	-22%	12%	3%	10%	-15%
Of which Managed Services	-4%	-2%	0%	-10%	3%	-2%	9%	-3%
Of which Network Rollout	31%	4%	14%	-33%	17%	2%	11%	-31%
Support Solutions	16%	2%	-15%	-40%	70%	6%	1%	-23%
Modems	—	—	—	—	—	—	—	—

Total	28%	-6%	4%	-29%	24%	-2%	13%	-21%

	2016				2015
Year over year change, percent	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Networks	-13%	-19%	-14%	-2%	9%	-4%	8%	8%
Global Services	-4%	-8%	-7%	-4%	3%	11%	14%	17%
Of which Professional Services	-7%	-9%	-7%	-1%	8%	15%	21%	20%
Of which Managed Services	-17%	-10%	-10%	-2%	6%	11%	26%	30%
Of which Network Rollout	5%	-7%	-9%	-12%	-9%	-2%	-2%	9%
Support Solutions	-39%	-11%	-7%	10%	40%	8%	9%	11%
Modems	—	—	—	—	—	—	—	—

Total	-11%	-14%	-11%	-2%	8%	3%	11%	13%

	2016				2015
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	108,338	75,928	52,585	25,820	123,720	86,416	57,599	26,436
Global Services	101,722	72,303	47,499	23,018	108,018	77,348	50,293	23,901
Of which Professional Services	76,816	55,349	36,602	17,932	81,749	58,677	38,132	18,131
Of which Managed Services	28,688	21,835	14,682	7,352	31,841	23,627	15,651	7,501
Of which Network Rollout	24,906	16,954	10,897	5,086	26,269	18,671	12,161	5,770
Support Solutions	12,548	9,162	6,233	3,371	15,049	9,455	6,166	3,074
Modems	—	—	—	—	133	133	133	109

Total	222,608	157,393	106,317	52,209	246,920	173,352	114,191	53,520

	2016				2015
Year to date, year over year change, percent	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	-12%	-12%	-9%	-2%	5%	4%	8%	8%
Global Services	-6%	-7%	-6%	-4%	11%	14%	16%	17%
Of which Professional Services	-6%	-6%	-4%	-1%	15%	19%	21%	20%
Of which Managed Services	-10%	-8%	-6%	-2%	17%	22%	28%	30%
Of which Network Rollout	-5%	-9%	-10%	-12%	-2%	1%	3%	9%
Support Solutions	-17%	-3%	1%	10%	19%	9%	10%	11%
Modems	—	—	—	—	—	—	—	—

Total	-10%	-9%	-7%	-2%	8%	8%	12%	13%

31      Ericsson  |  Fourth Quarter and Full-Year Report 2016

SALES GROWTH ADJUSTED FOR

COMPARABLE UNITS AND CURRENCY

	2016				2015
Sequential change, percent	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Networks	33%	-17%	6%	-30%	30%	-6%	16%	-28%
Global Services	15%	-2%	8%	-23%	17%	2%	10%	-26%
Support Solutions	10%	-2%	-13%	-39%	70%	7%	-3%	-31%

Total	23%	-9%	6%	-28%	26%	-2%	12%	-28%

Isolated quarter, year over year change, percent	2016				2015
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Networks	-17%	-20%	-11%	-3%	0%	-15%	-9%	-9%
Global Services	-7%	-8%	-3%	0%	-4%	-2%	-2%	-2%
Support Solutions	-42%	-13%	-6%	5%	22%	-8%	-13%	-11%

Total	-15%	-14%	-7%	-1%	-1%	-9%	-6%	-6%

Year to date, year over year change, percent	2016				2015
	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	-13%	-11%	-7%	-3%	-8%	-11%	-9%	-9%
Global Services	-5%	-4%	-2%	0%	-2%	-2%	-2%	-2%
Support Solutions	-19%	-5%	0%	5%	0%	-10%	-12%	-11%

Total	-10%	-8%	-4%	-1%	-5%	-7%	-6%	-6%

32      Ericsson  |  Fourth Quarter and Full-Year Report 2016

OPERATING INCOME

BY SEGMENT BY QUARTER

	2016				2015
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Networks	661	-251	1,593	2,724	7,154	2,764	2,435	590
Global Services	187	993	1,484	644	2,530	2,364	1,640	1,681
Of which Professional Services	844	1,401	1,676	1,293	2,712	2,386	2,403	2,109
Of which Network Rollout	-657	-408	-192	-649	-182	-22	-763	-428
Support Solutions	-417	-351	-421	238	1,668	-6	-240	82
Modems	—	—	—	—	1	-1	7	0
Unallocated 1)	-711	-50	107	-131	-318	-44	-282	-220

Total	-280	341	2,763	3,475	11,035	5,077	3,560	2,133

	2016				2015
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	4,727	4,066	4,317	2,724	12,943	5,789	3,025	590
Global Services	3,308	3,121	2,128	644	8,215	5,685	3,321	1,681
Of which Professional Services	5,214	4,370	2,969	1,293	9,610	6,898	4,512	2,109
Of which Network Rollout	-1,906	-1,249	-841	-649	-1,395	-1,213	-1,191	-428
Support Solutions	-951	-534	-183	238	1,504	-164	-158	82
Modems	—	—	—	—	7	6	7	0
Unallocated 1)	-785	-74	-24	-131	-864	-546	-502	-220

Total	6,299	6,579	6,238	3,475	21,805	10,770	5,693	2,133

1)	“Unallocated” consists mainly of costs for corporate staff, non-operational capital gains and losses.

OPERATING MARGIN

BY SEGMENT BY QUARTER

As percentage of net sales, isolated quarters	2016				2015
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Networks	2%	-1%	6%	11%	19%	10%	8%	2%
Global Services	1%	4%	6%	3%	8%	9%	6%	7%
Of which Professional Services	4%	7%	9%	7%	12%	12%	12%	12%
Of which Network Rollout	-8%	-7%	-3%	-13%	-2%	0%	-12%	-7%
Support Solutions	-12%	-12%	-15%	7%	30%	0%	-8%	3%
Modems	—	—	—	—	—	—	—	—

Total	0%	1%	5%	7%	15%	9%	6%	4%

	2016				2015
As percentage of net sales, year to date	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	4%	5%	8%	11%	10%	7%	5%	2%
Global Services	3%	4%	4%	3%	8%	7%	7%	7%
Of which Professional Services	7%	8%	8%	7%	12%	12%	12%	12%
Of which Network Rollout	-8%	-7%	-8%	-13%	-5%	-6%	-10%	-7%
Support Solutions	-8%	-6%	-3%	7%	10%	-2%	-3%	3%
Modems	—	—	—	—	—	—	—	—

Total	3%	4%	6%	7%	9%	6%	5%	4%

33      Ericsson  |  Fourth Quarter and Full-Year Report 2016

EBITA

BY SEGMENT BY QUARTER

	2016				2015
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Networks	864	-56	1,784	2,956	7,668	3,233	3,014	1,218
Global Services	397	1,253	1,691	837	2,770	2,604	1,918	1,952
Of which Professional Services	1,115	1,619	1,849	1,459	2,915	2,605	2,635	2,344
Of which Network Rollout	-718	-366	-158	-622	-145	-1	-717	-392
Support Solutions	-191	-116	-184	496	1,892	226	-4	308
Modems	—	—	—	—	1	-1	7	0
Unallocated 1)	-710	-49	107	-130	-317	-44	-281	-220

Total	360	1,032	3,398	4,159	12,014	6,018	4,654	3,258

	2016				2015
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	5,548	4,684	4,740	2,956	15,133	7,465	4,232	1,218
Global Services	4,178	3,781	2,528	837	9,244	6,474	3,870	1,952
Of which Professional Services	6,042	4,927	3,308	1,459	10,499	7,584	4,979	2,344
Of which Network Rollout	-1,864	-1,146	-780	-622	-1,255	-1,110	-1,109	-392
Support Solutions	5	196	312	496	2,422	530	304	308
Modems	—	—	—	—	7	6	7	0
Unallocated 1)	-782	-72	-23	-130	-862	-545	-501	-220

Total	8,949	8,589	7,557	4,159	25,944	13,930	7,912	3,258

1)	“Unallocated” consists mainly of costs for corporate staff, non-operational capital gains and losses.

EBITA MARGIN

BY SEGMENT BY QUARTER

As percentage of net sales, isolated quarters	2016				2015
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Networks	3%	0%	7%	11%	21%	11%	10%	5%
Global Services	1%	5%	7%	4%	9%	10%	7%	8%
Of which Professional Services	5%	9%	10%	8%	13%	13%	13%	13%
Of which Network Rollout	-9%	-6%	-3%	-12%	-2%	0%	-11%	-7%
Support Solutions	-6%	-4%	-6%	15%	34%	7%	0%	10%
Modems	—	—	—	—	—	—	—	—

Total	1%	2%	6%	8%	16%	10%	8%	6%

As percentage of net sales, year to date	2016				2015
	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	5%	6%	9%	11%	12%	9%	7%	5%
Global Services	4%	5%	5%	4%	9%	8%	8%	8%
Of which Professional Services	8%	9%	9%	8%	13%	13%	13%	13%
Of which Network Rollout	-7%	-7%	-7%	-12%	-5%	-6%	-9%	-7%
Support Solutions	0%	2%	5%	15%	16%	6%	5%	10%
Modems	—	—	—	—	—	—	—	—

Total	4%	5%	7%	8%	11%	8%	7%	6%

34      Ericsson  |  Fourth Quarter and Full-Year Report 2016

NET SALES

BY REGION BY QUARTER

	2016				2015
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

North America	14,915	13,224	13,426	13,182	17,082	14,355	14,578	12,246
Latin America	4,970	4,381	4,542	4,040	6,106	5,610	5,067	4,574
Northern Europe & Central Asia 1) 2)	2,711	2,043	2,093	2,222	2,847	2,520	2,556	2,726
Western & Central Europe 2)	4,226	3,565	4,466	3,953	5,320	4,540	5,131	4,741
Mediterranean 2)	6,639	4,543	5,427	4,296	6,971	5,470	5,887	4,982
Middle East	6,388	4,280	4,921	3,567	6,089	5,728	6,515	4,517
Sub Saharan Africa	2,732	2,012	2,313	2,120	2,847	2,691	2,653	2,158
India	3,042	2,597	2,426	2,683	3,172	3,629	3,049	3,531
North East Asia	9,623	6,122	6,041	5,579	8,916	6,348	6,943	6,030
South East Asia & Oceania	6,655	5,054	5,272	5,199	5,329	4,750	4,897	4,259
Other 1) 2)	3,314	3,255	3,181	5,368	8,889	3,520	3,395	3,756

Total	65,215	51,076	54,108	52,209	73,568	59,161	60,671	53,520

1) Of which in Sweden	843	690	477	1,113	972	1,135	598	1,091
2) Of which in EU	11,154	8,507	9,635	9,229	12,644	10,584	11,453	10,904

	2016				2015
Sequential change, percent	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

North America	13%	-2%	2%	-23%	19%	-2%	19%	-6%
Latin America	13%	-4%	12%	-34%	9%	11%	11%	-30%
Northern Europe & Central Asia 1) 2)	33%	-2%	-6%	-22%	13%	-1%	-6%	-33%
Western & Central Europe 2)	19%	-20%	13%	-26%	17%	-12%	8%	-22%
Mediterranean 2)	46%	-16%	26%	-38%	27%	-7%	18%	-34%
Middle East	49%	-13%	38%	-41%	6%	-12%	44%	-34%
Sub Saharan Africa	36%	-13%	9%	-26%	6%	1%	23%	-17%
India	17%	7%	-10%	-15%	-13%	19%	-14%	49%
North East Asia	57%	1%	8%	-37%	40%	-9%	15%	-35%
South East Asia & Oceania	32%	-4%	1%	-2%	12%	-3%	15%	-14%
Other 1) 2)	2%	2%	-41%	-40%	153%	4%	-10%	-19%

Total	28%	-6%	4%	-29%	24%	-2%	13%	-21%

1) Of which in Sweden	22%	45%	-57%	15%	-14%	90%	-45%	4%
2) Of which in EU	31%	-12%	4%	-27%	19%	-8%	5%	-24%

	2016				2015
Year-over-year change, percent	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

North America	-13%	-8%	-8%	8%	31%	2%	-4%	0%
Latin America	-19%	-22%	-10%	-12%	-7%	-5%	-6%	-3%
Northern Europe & Central Asia 1) 2)	-5%	-19%	-18%	-18%	-30%	-20%	-6%	12%
Western & Central Europe 2)	-21%	-21%	-13%	-17%	-13%	-2%	12%	8%
Mediterranean 2)	-5%	-17%	-8%	-14%	-7%	5%	7%	4%
Middle East	5%	-25%	-24%	-21%	-11%	-5%	44%	17%
Sub Saharan Africa	-4%	-25%	-13%	-2%	9%	10%	41%	19%
India	-4%	-28%	-20%	-24%	34%	81%	85%	108%
North East Asia	8%	-4%	-13%	-7%	-3%	-10%	8%	23%
South East Asia & Oceania	25%	6%	8%	22%	8%	25%	34%	24%
Other 1) 2)	-63%	-8%	-6%	43%	91%	4%	1%	15%

Total	-11%	-14%	-11%	-2%	8%	3%	11%	13%

1) Of which in Sweden	-13%	-39%	-20%	2%	-7%	4%	-41%	9%
2) Of which in EU	-12%	-20%	-16%	-15%	-12%	-1%	11%	12%

35      Ericsson  |  Fourth Quarter and Full-Year Report 2016

NET SALES

BY REGION BY QUARTER, CONT.

	2016				2015
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

North America	54,747	39,832	26,608	13,182	58,261	41,179	26,824	12,246
Latin America	17,933	12,963	8,582	4,040	21,357	15,251	9,641	4,574
Northern Europe & Central Asia 1) 2)	9,069	6,358	4,315	2,222	10,649	7,802	5,282	2,726
Western & Central Europe 2)	16,210	11,984	8,419	3,953	19,732	14,412	9,872	4,741
Mediterranean 2)	20,905	14,266	9,723	4,296	23,310	16,339	10,869	4,982
Middle East	19,156	12,768	8,488	3,567	22,849	16,760	11,032	4,517
Sub Saharan Africa	9,177	6,445	4,433	2,120	10,349	7,502	4,811	2,158
India	10,748	7,706	5,109	2,683	13,381	10,209	6,580	3,531
North East Asia	27,365	17,742	11,620	5,579	28,237	19,321	12,973	6,030
South East Asia & Oceania	22,180	15,525	10,471	5,199	19,235	13,906	9,156	4,259
Other 1) 2)	15,118	11,804	8,549	5,368	19,560	10,671	7,151	3,756

Total	222,608	157,393	106,317	52,209	246,920	173,352	114,191	53,520

1) Of which in Sweden	3,123	2,280	1,590	1,113	3,796	2,824	1,689	1,091
2) Of which in EU	38,525	27,371	18,864	9,229	45,585	32,941	22,357	10,904

Year to date, year-over-year change, percent	2016				2015
	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

North America	-6%	-3%	-1%	8%	7%	-1%	-2%	0%
Latin America	-16%	-15%	-11%	-12%	-5%	-5%	-5%	-3%
Northern Europe & Central Asia 1) 2)	-15%	-19%	-18%	-18%	-14%	-6%	3%	12%
Western & Central Europe 2)	-18%	-17%	-15%	-17%	0%	6%	10%	8%
Mediterranean 2)	-10%	-13%	-11%	-14%	1%	5%	6%	4%
Middle East	-16%	-24%	-23%	-21%	7%	16%	32%	17%
Sub Saharan Africa	-11%	-14%	-8%	-2%	18%	22%	30%	19%
India	-20%	-25%	-22%	-24%	74%	91%	97%	108%
North East Asia	-3%	-8%	-10%	-7%	2%	5%	15%	23%
South East Asia & Oceania	15%	12%	14%	22%	21%	28%	29%	24%
Other 1) 2)	-23%	11%	20%	43%	33%	7%	8%	15%

Total	-10%	-9%	-7%	-2%	8%	8%	12%	13%

1) Of which in Sweden	-18%	-19%	-6%	2%	-8%	-9%	-16%	9%
2) Of which in EU	-15%	-17%	-16%	-15%	1%	7%	12%	12%

TOP 5 COUNTRIES IN SALES

Country	Q4		Jan-Dec
As percentage of net sales	2016	2015	2016	2015

United States	23%	31%	25%	26%
China	9%	8%	9%	8%
India	5%	4%	5%	5%
Italy	4%	3%	3%	3%
Japan	4%	3%	3%	3%

36      Ericsson  |  Fourth Quarter and Full-Year Report 2016

NET SALES

BY REGION BY SEGMENT

	Q4 2016				Jan-Dec 2016
SEK million	Networks	Global Services	Support Solutions	Total	Networks	Global Services	Support Solutions	Total

North America	7,920	6,214	781	14,915	26,978	24,692	3,077	54,747
Latin America	1,890	2,780	300	4,970	7,830	9,270	833	17,933
Northern Europe & Central Asia	1,385	1,259	67	2,711	4,767	4,059	243	9,069
Western & Central Europe	1,312	2,682	232	4,226	5,388	10,223	599	16,210
Mediterranean	2,214	4,166	259	6,639	7,324	12,823	758	20,905
Middle East	2,683	3,391	314	6,388	7,553	10,473	1,130	19,156
Sub Saharan Africa	1,321	1,315	96	2,732	4,059	4,649	469	9,177
India	1,901	1,010	131	3,042	5,536	4,617	595	10,748
North East Asia	6,468	2,918	237	9,623	18,077	8,564	724	27,365
South East Asia & Oceania	3,563	2,977	115	6,655	12,249	9,571	360	22,180
Other	1,753	707	854	3,314	8,577	2,781	3,760	15,118

Total	32,410	29,419	3,386	65,215	108,338	101,722	12,548	222,608

Share of Total	50%	45%	5%	100%	49%	46%	5%	100%

	Q4 2016
Sequential change, percent	Networks	Global Services	Support Solutions	Total

North America	30%	-2%	-2%	13%
Latin America	4%	15%	111%	13%
Northern Europe & Central Asia	29%	37%	31%	33%
Western & Central Europe	23%	12%	113%	19%
Mediterranean	44%	46%	69%	46%
Middle East	69%	41%	13%	49%
Sub Saharan Africa	50%	28%	-6%	36%
India	39%	-10%	17%	17%
North East Asia	67%	48%	-17%	57%
South East Asia & Oceania	54%	12%	34%	32%
Other	2%	-1%	5%	2%

Total	39%	19%	16%	28%

	Q4 2016
Year over year change, percent	Networks	Global Services	Support Solutions	Total

North America	0%	-18%	-49%	-13%
Latin America	-34%	-7%	14%	-19%
Northern Europe & Central Asia	-3%	-5%	-31%	-5%
Western & Central Europe	-29%	-17%	-6%	-21%
Mediterranean	-17%	3%	2%	-5%
Middle East	-2%	13%	-6%	5%
Sub Saharan Africa	-16%	16%	-28%	-4%
India	11%	-23%	-2%	-4%
North East Asia	11%	2%	0%	8%
South East Asia & Oceania	35%	23%	-56%	25%
Other	-71%	-3%	-59%	-63%

Total	-13%	-4%	-39%	-11%

	Jan-Dec 2016
Year over year change, percent	Networks	Global Services	Support Solutions	Total

North America	3%	-11%	-26%	-6%
Latin America	-20%	-14%	-2%	-16%
Northern Europe & Central Asia	-23%	-1%	-26%	-15%
Western & Central Europe	-20%	-16%	-20%	-18%
Mediterranean	-20%	-4%	1%	-10%
Middle East	-36%	8%	-9%	-16%
Sub Saharan Africa	-15%	-5%	-28%	-11%
India	-32%	1%	-18%	-20%
North East Asia	-3%	-3%	6%	-3%
South East Asia & Oceania	22%	10%	-33%	15%
Other	-30%	-3%	-14%	-23%

Total	-12%	-6%	-17%	-10%

37      Ericsson  |  Fourth Quarter and Full-Year Report 2016

PROVISIONS

	2016				2015
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Opening balance	3,245	3,387	3,532	3,838	4,331	5,354	4,056	4,427
Additions	4,349	666	839	492	589	695	2,777	915
Utilization/Cash out	-976	-716	-794	-667	-1,096	-1,545	-1,217	-1,204
Of which restructuring	-785	-529	-639	-487	-754	-1,103	-472	-437
Reversal of excess amounts	-253	-129	-240	-67	87	-168	-161	-236
Reclassification, translation difference and other	-8	37	50	-64	-73	-5	-101	154

Closing balance	6,357	3,245	3,387	3,532	3,838	4,331	5,354	4,056

	2016				2015
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Opening balance	3,838	3,838	3,838	3,838	4,427	4,427	4,427	4,427
Additions	6,346	1,997	1,331	492	4,976	4,387	3,692	915
Utilization/Cash out	-3,153	-2,177	-1,461	-667	-5,062	-3,966	-2,421	-1,204
Of which restructuring	-2,440	-1,655	-1,126	-487	-2,766	-2,012	-909	-437
Reversal of excess amounts	-689	-436	-307	-67	-478	-565	-397	-236
Reclassification, translation difference and other	15	23	-14	-64	-25	48	53	154

Closing balance	6,357	3,245	3,387	3,532	3,838	4,331	5,354	4,056

INFORMATION ON INVESTMENTS

Investments in assets subject to depreciation, amortization, impairment and write-downs

	2016				2015
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Additions
Property, plant and equipment	1,699	1,384	1,572	1,474	1,739	1,807	2,424	2,367
Capitalized development expenses 1)	1,291	885	1,099	1,208	1,183	982	843	294
IPR, brands and other intangible assets	0	-4	13	5	23	10	26	11

Total	2,990	2,265	2,684	2,687	2,945	2,799	3,293	2,672

Depreciation, amortization and impairment losses
Property, plant and equipment	1,318	1,106	1,083	1,062	1,194	1,129	1,152	1,214
Capitalized development expenses	652	511	386	351	349	354	333	342
IPR, brands and other intangible assets	640	691	635	684	978	942	1,094	1,125

Total	2,610	2,308	2,104	2,097	2,521	2,425	2,579	2,681

1)	Including reclassification

38      Ericsson  |  Fourth Quarter and Full-Year Report 2016

OTHER INFORMATION

	Oct-Dec		Jan-Dec
SEK million	2016	2015	2016	2015

Number of shares and earnings per share
Number of shares, end of period (million)	3,331	3,305	3,331	3,305
Of which class A-shares (million)	262	262	262	262
Of which class B-shares (million)	3,069	3,043	3,069	3,043
Number of treasury shares, end of period (million)	62	49	62	49
Number of shares outstanding, basic, end of period (million)	3,269	3,256	3,269	3,256
Numbers of shares outstanding, diluted, end of period (million)	3,309	3,289	3,309	3,289
Average number of treasury shares (million)	63	51	60	56
Average number of shares outstanding, basic (million)	3,268	3,254	3,263	3,249
Average number of shares outstanding, diluted (million) 1)	3,308	3,288	3,303	3,282
Earnings per share, basic (SEK)	-0.49	2.17	0.53	4.17
Earnings per share, diluted (SEK) 1)	-0.48	2.15	0.52	4.13
Earnings per share (Non-IFRS), diluted (SEK) 2)	0.62	2.35	2.66	4.99

Ratios
Days sales outstanding	—	—	95	87
Inventory turnover days	61	59	69	64
Payable days	44	43	56	53
Equity ratio (%)	—	—	49.6%	51.8%
Return on equity (%)	-4.7%	19.9%	1.2%	9.3%
Return on capital employed (%)	-0.5%	22.7%	3.2%	11.6%
Capital turnover (times)	1.4	1.5	1.2	1.3
Cash conversion (%)	1246.8%	199.6%	175.0%	84.8%

Exchange rates used in the consolidation 3)
SEK/EUR- closing rate	—	—	9.56	9.17
SEK/USD- closing rate	—	—	9.06	8.40

Other
Regional inventory, end of period	16,231	15,453	16,231	15,453
Export sales from Sweden	33,396	34,601	107,036	117,486

1)	Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.
2)	Excluding amortizations and write-downs of acquired intangibles and restructuring charges.
3)	Translation method changed from 2015. Monthly rates used to translate transactions are available on www.ericsson.com/thecompany/investors

NUMBER OF EMPLOYEES

	2016				2015
End of period	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31

North America	11,547	12,229	13,838	14,081	14,548	14,669	14,975	15,156
Latin America	9,513	9,592	9,616	9,836	10,412	10,754	10,823	10,970
Northern Europe & Central Asia 1)	19,136	19,759	20,177	20,167	20,700	20,953	21,441	21,556
Western & Central Europe	13,646	13,574	13,727	12,100	12,220	12,042	12,400	12,575
Mediterranean	12,578	13,110	12,957	12,906	12,702	12,748	12,925	13,363
Middle East	3,346	3,479	3,573	3,608	3,639	3,634	3,717	3,813
Sub Saharan Africa	2,086	2,167	2,347	2,377	2,301	2,306	2,389	2,442
India	22,552	22,340	22,541	22,424	21,999	21,343	21,353	21,215
North East Asia	13,042	13,434	13,547	13,623	13,706	13,782	13,104	13,488
South East Asia & Oceania	4,018	4,113	4,184	4,178	4,054	4,009	4,056	4,128

Total	111,464	113,797	116,507	115,300	116,281	116,240	117,183	118,706

1) Of which in Sweden	15,303	15,872	16,190	16,290	17,041	17,242	17,560	17,569

39      Ericsson  |  Fourth Quarter and Full-Year Report 2016

RESTRUCTURING CHARGES BY FUNCTION

	2016				2015
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Cost of sales	-2,140	-546	-461	-328	-282	-351	-1,157	-484
Research and development expenses	-1,531	-529	-422	-257	-305	-547	-1,118	-51
Selling and administrative expenses	-978	-190	-138	-47	-117	-80	-469	-79

Total	-4,649	-1,265	-1,021	-632	-704	-978	-2,744	-614

	2016				2015
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Cost of sales	-3,475	-1,335	-789	-328	-2,274	-1,992	-1,641	-484
Research and development expenses	-2,739	-1,208	-679	-257	-2,021	-1,716	-1,169	-51
Selling and administrative expenses	-1,353	-375	-185	-47	-745	-628	-548	-79

Total	-7,567	-2,918	-1,653	-632	-5,040	-4,336	-3,358	-614

RESTRUCTURING CHARGES BY SEGMENT

	2016				2015
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Networks	-2,529	-609	-607	-295	-259	-565	-1,842	-173
Global Services	-1,725	-598	-346	-315	-213	-358	-691	-419
Of which Professional Services	-1,351	-475	-273	-237	-60	-316	-175	-140
Of which Network Rollout	-374	-123	-73	-78	-153	-42	-516	-279
Support Solutions	-324	-35	-68	-22	-230	-37	-194	-19
Modems	—	—	—	—	1	-1	-12	-3
Unallocated	-71	-23	—	—	-3	-17	-5	—

Total	-4,649	-1,265	-1,021	-632	-704	-978	-2,744	-614

	2016				2015
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	-4,040	-1,511	-902	-295	-2,839	-2,580	-2,015	-173
Global Services	-2,984	-1,259	-661	-315	-1,681	-1,468	-1,110	-419
Of which Professional Services	-2,336	-985	-510	-237	-691	-631	-315	-140
Of which Network Rollout	-648	-274	-151	-78	-990	-837	-795	-279
Support Solutions	-449	-125	-90	-22	-480	-250	-213	-19
Modems	—	—	—	—	-15	-16	-15	-3
Unallocated	-94	-23	—	—	-25	-22	-5	—

Total	-7,567	-2,918	-1,653	-632	-5,040	-4,336	-3,358	-614

40      Ericsson  |  Fourth Quarter and Full-Year Report 2016

RECONCILIATION TABLES, NON-IFRS

MEASURES

This section includes a reconciliation of certain non-IFRS financial measures (also referred to as Alternative Performance Measures, APMs) to the most directly reconcilable line items in the financial statements. The presentation of non-IFRS financial measures has limitations as analytical tools and should not be considered in isolation or as a substitute for our related financial measures prepared in accordance with IFRS.

Non-IFRS financial measures are presented to enhance an investor’s evaluation of ongoing operating results, to aid in forecasting future periods and to facilitate meaningful comparison of results between periods. Management uses these non-IFRS financial measures to, among other things, evaluate ongoing operations in relation to historical results, for internal planning and forecasting purposes and in the calculation of certain performance-based compensation.

The non-IFRS financial measures presented in this report may differ from similarly-titled measures used by other companies.

SALES GROWTH ADJUSTED FOR

COMPARABLE UNITS AND CURRENCY

Sales growth adjusted for the impact of acquisitions and divestments as well as the effects of foreign currency fluctuations.

	2016				2015
Isolated quarter, sequential change	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Reported net sales	65,215	51,076	54,108	52,209	73,568	59,161	60,671	53,520
Acquired/divested business	0	-63	-35	0	0	0	0	-422
Net FX impact	-2,446	-1,924	1,221	766	1,153	335	-608	-3,812
Comparable net sales, excluding FX impact	62,769	49,089	55,294	52,975	74,721	59,496	60,063	49,286
Sales growth adjusted for comparable units and currency (%)	23%	-9%	6%	-28%	26%	-2%	12%	-28%

	2016				2015
Isolated quarter, year over year change	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Reported net sales	65,215	51,076	54,108	52,209	73,568	59,161	60,671	53,520
Acquired/divested business	-49	-96	-95	-73	0	0	0	-422
Net FX impact	-2,528	-200	2,329	655	-6,005	-6,683	-9,143	-8,475
Comparable net sales, excluding FX impact	62,638	50,780	56,342	52,791	67,563	52,478	51,528	44,623
Sales growth adjusted for comparable units and currency (%)	-15%	-14%	-7%	-1%	-1%	-9%	-6%	-6%

	2016				2015
Year to date, year over year change	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Reported net sales	222,608	157,393	106,317	52,209	246,920	173,352	114,191	53,520
Acquired/divested business	-313	-264	-168	-73	-422	-422	-422	-422
Net FX impact	254	2,783	2,983	655	-30,307	-24,301	-17,618	-8,475
Comparable net sales, excluding FX impact	222,549	159,912	109,132	52,791	216,191	148,629	96,151	44,623
Sales growth adjusted for comparable units and currency (%)	-10%	-8%	-4%	-1%	-5%	-7%	-6%	-6%

41      Ericsson  |  Fourth Quarter and Full-Year Report 2016

ITEMS EXCLUDING RESTRUCTURING CHARGES

Gross income, operating expenses, and operating income are presented excluding restructuring charges and, for certain measures, as a percentage of net sales.

	2016				2015
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Gross income	17,020	14,460	17,495	17,390	26,669	20,051	20,135	18,964
Net Sales	65,215	51,076	54,108	52,209	73,568	59,161	60,671	53,520
Gross margin (%)	26.1%	28.3%	32.3%	33.3%	36.3%	33.9%	33.2%	35.4%

Gross income	17,020	14,460	17,495	17,390	26,669	20,051	20,135	18,964
Restructuring charges included in cost of sales	2,140	546	461	328	282	351	1,157	484
Gross income, excluding restructuring charges	19,160	15,006	17,956	17,718	26,951	20,402	21,292	19,448
Net Sales	65,215	51,076	54,108	52,209	73,568	59,161	60,671	53,520
Gross margin, excluding restructuring charges (%)	29.4%	29.4%	33.2%	33.9%	36.6%	34.5%	35.1%	36.3%

Operating expenses	-17,689	-14,093	-14,514	-14,205	-15,917	-14,933	-17,661	-15,618
Restructuring charges included in R&D expenses	1,531	529	422	257	305	547	1,118	51
Restructuring charges included in selling and administrative expenses	978	190	138	47	117	80	469	79
Operating expenses, excluding restructuring charges	-15,180	-13,374	-13,954	-13,901	-15,495	-14,306	-16,074	-15,488

Operating income	-280	341	2,763	3,475	11,035	5,077	3,560	2,133
Net Sales	65,215	51,076	54,108	52,209	73,568	59,161	60,671	53,520
Operating margin (%)	-0.4%	0.7%	5.1%	6.7%	15.0%	8.6%	5.9%	4.0%
Operating income	-280	341	2,763	3,475	11,035	5,077	3,560	2,133
Total restructuring charges	4,649	1,265	1,021	632	704	978	2,744	614
Operating income, excluding restructuring charges	4,369	1,606	3,784	4,107	11,739	6,055	6,304	2,747
Net Sales	65,215	51,076	54,108	52,209	73,568	59,161	60,671	53,520
Operating margin, excluding restructuring charges (%)	6.7%	3.1%	7.0%	7.9%	16.0%	10.2%	10.4%	5.1%

	2016				2015
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Gross income	66,365	49,345	34,885	17,390	85,819	59,150	39,099	18,964
Net Sales	222,608	157,393	106,317	52,209	246,920	173,352	114,191	53,520
Gross margin (%)	29.8%	31.4%	32.8%	33.3%	34.8%	34.1%	34.2%	35.4%

Gross income	66,365	49,345	34,885	17,390	85,819	59,150	39,099	18,964
Restructuring charges included in cost of sales	3,475	1,335	789	328	2,274	1,992	1,641	484
Gross income, excluding restructuring charges	69,840	50,680	35,674	17,718	88,093	61,142	40,740	19,448
Net Sales	222,608	157,393	106,317	52,209	246,920	173,352	114,191	53,520
Gross margin, excluding restructuring charges (%)	31.4%	32.2%	33.6%	33.9%	35.7%	35.3%	35.7%	36.3%

Operating expenses	-60,501	-42,812	-28,719	-14,205	-64,129	-48,212	-33,279	-15,618
Restructuring charges included in R&D expenses	2,739	1,208	679	257	2,021	1,716	1,169	51
Restructuring charges included in selling and administrative expenses	1,353	375	185	47	745	628	548	79
Operating expenses, excluding restructuring charges	-56,409	-41,229	-27,855	-13,901	-61,363	-45,868	-31,562	-15,488

Operating income	6,299	6,579	6,238	3,475	21,805	10,770	5,693	2,133
Net Sales	222,608	157,393	106,317	52,209	246,920	173,352	114,191	53,520
Operating margin (%)	2.8%	4.2%	5.9%	6.7%	8.8%	6.2%	5.0%	4.0%
Operating income	6,299	6,579	6,238	3,475	21,805	10,770	5,693	2,133
Total restructuring charges	7,567	2,918	1,653	632	5,040	4,336	3,358	614
Operating income, excluding restructuring charges	13,866	9,497	7,891	4,107	26,845	15,106	9,051	2,747
Net Sales	222,608	157,393	106,317	52,209	246,920	173,352	114,191	53,520
Operating margin, excluding restructuring charges (%)	6.2%	6.0%	7.4%	7.9%	10.9%	8.7%	7.9%	5.1%

42      Ericsson  |  Fourth Quarter and Full-Year Report 2016

EBITA AND EBITA MARGIN

Earnings before interest, taxes, amortization and write-downs of acquired intangibles, also expressed as a percentage of net sales.

	2016				2015
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Net Income	-1,597	-180	1,566	2,106	6,978	3,118	2,123	1,454
Taxes	634	-76	670	903	3,329	1,338	909	623
Financial income and expenses	683	597	527	466	728	621	528	56
Amortization and write-downs of acquired intangibles	640	691	635	684	979	941	1,094	1,125
EBITA	360	1,032	3,398	4,159	12,014	6,018	4,654	3,258
Net Sales	65,215	51,076	54,108	52,209	73,568	59,161	60,671	53,520
EBITA margin (%)	1%	2%	6%	8%	16%	10%	8%	6%

	2016				2015
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Net Income	1,895	3,492	3,672	2,106	13,673	6,695	3,577	1,454
Taxes	2,131	1,497	1,573	903	6,199	2,870	1,532	623
Financial income and expenses	2,273	1,590	993	466	1,933	1,205	584	56
Amortization and write-downs of acquired intangibles	2,650	2,010	1,319	684	4,139	3,160	2,219	1,125
EBITA	8,949	8,589	7,557	4,159	25,944	13,930	7,912	3,258
Net Sales	222,608	157,393	106,317	52,209	246,920	173,352	114,191	53,520
EBITA margin (%)	4%	5%	7%	8%	11%	8%	7%	6%

CASH CONVERSION (%)

Cash flow from operating activities divided by the sum of net income and adjustments to reconcile net income to cash, expressed as percent.

	2016				2015
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Net income	-1,597	-180	1,566	2,106	6,978	3,118	2,123	1,454
Net income reconciled to cash	1,557	1,498	1,321	3,631	10,953	6,782	3,413	3,136
Cash flow from operating activities	19,412	-2,317	-713	-2,372	21,859	1,560	3,078	-5,900
Cash conversion (%)	1,246.8%	-154.7%	-54.0%	-65.3%	199.6%	23.0%	90.2%	-188.1%

	2016				2015
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Net income	1,895	3,492	3,672	2,106	13,673	6,695	3,577	1,454
Net income reconciled to cash	8,007	6,450	4,952	3,631	24,284	13,331	6,549	3,136
Cash flow from operating activities	14,010	-5,402	-3,085	-2,372	20,597	-1,262	-2,822	-5,900
Cash conversion (%)	175.0%	-83.8%	-62.3%	-65.3%	84.8%	-9.5%	-43.1%	-188.1%

NET CASH, END OF PERIOD

Net cash: Cash and cash equivalents plus interest-bearing securities (current and non-current) less interest-bearing liabilities (which include: non-current borrowings and current borrowings).

	2016				2015
SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Cash and cash equivalents	36,966	24,401	28,931	35,934	40,224	33,950	32,962	35,311
+ Interest-bearing securities, current	13,325	18,663	19,846	25,077	26,046	17,597	20,807	30,776
+ Interest-bearing securities, non-current	7,586	540	—	—	—	—	—	—
– Borrowings, current	8,033	9,007	9,653	2,414	2,376	2,885	3,199	2,847
– Borrowings, non-current	18,653	18,283	18,164	22,110	22,744	22,900	22,551	23,496
Net cash, end of period	31,191	16,314	20,960	36,487	41,150	25,762	28,019	39,744

43      Ericsson  |  Fourth Quarter and Full-Year Report 2016

CAPITAL EMPLOYED

Total assets less non-interest-bearing provisions and liabilities.

	2016				2015
SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Total assets	283,347	275,718	277,387	280,325	284,363	278,378	278,916	302,967
Non-interest-bearing provisions and liabilities
Provisions, non-current	946	170	245	158	176	35	139	198
Deferred tax liabilities	2,147	2,052	2,036	2,098	2,472	2,208	3,010	3,156
Other non-current liabilities	2,621	2,127	2,030	1,834	1,851	1,802	1,939	1,815
Provisions, current	5,411	3,075	3,142	3,374	3,662	4,296	5,215	3,858
Trade payables	25,318	21,633	23,709	21,549	22,389	21,734	22,147	24,266
Other current liabilities	56,003	52,896	54,394	55,429	58,663	58,523	59,461	70,117
Capital employed	190,901	193,765	191,831	195,883	195,150	189,780	187,005	199,557

CAPITAL TURNOVER (TIMES)

Annualized net sales divided by average capital employed.

	2016				2015
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Net sales	65,215	51,076	54,108	52,209	73,568	59,161	60,671	53,520
Annualized net sales	260,860	204,304	216,432	208,836	294,272	236,644	242,684	214,080
Average capital employed
Capital employed at beginning of period	193,765	191,831	195,883	195,150	189,780	187,005	199,557	189,839
Capital employed at end of period	190,901	193,765	191,831	195,883	195,150	189,780	187,005	199,557
Average capital employed	192,333	192,798	193,857	195,517	192,465	188,393	193,281	194,698
Capital turnover (times)	1.4	1.1	1.1	1.1	1.5	1.3	1.3	1.1

	2016				2015
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Net sales	222,608	157,393	106,317	52,209	246,920	173,352	114,191	53,520
Annualized net sales	222,608	209,857	212,634	208,836	246,920	231,136	228,382	214,080
Average capital employed
Capital employed at beginning of period	195,150	195,150	195,150	195,150	189,839	189,839	189,839	189,839
Capital employed at end of period	190,901	193,765	191,831	195,883	195,150	189,780	187,005	199,557
Average capital employed	193,026	194,458	193,491	195,517	192,495	189,810	188,422	194,698
Capital turnover (times)	1.2	1.1	1.1	1.1	1.3	1.2	1.2	1.1

44      Ericsson  |  Fourth Quarter and Full-Year Report 2016

RETURN ON CAPITAL EMPLOYED (%)

The annualized total of operating income plus financial income as a percentage of average capital employed.

	2016				2015
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Operating income	-280	341	2,763	3,475	11,035	5,077	3,560	2,133
Financial income	61	-226	139	-89	-109	188	-238	684
Annualized Operating income + Financial income	-876	460	11,608	13,540	43,708	21,060	13,288	11,268
Average capital employed
Capital employed at beginning of period	193,765	191,831	195,883	195,150	189,780	187,005	199,557	189,839
Capital employed at end of period	190,901	193,765	191,831	195,883	195,150	189,780	187,005	199,557
Average capital employed	192,333	192,798	193,857	195,517	192,465	188,393	193,281	194,698
Return on capital employed (%)	-0.5%	0.2%	6.0%	6.9%	22.7%	11.2%	6.9%	5.8%

	2016				2015
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Operating income	6,299	6,579	6,238	3,475	21,805	10,770	5,693	2,133
Financial income	-115	-176	50	-89	526	634	446	684
Annualized Operating income + Financial income	6,184	8,537	12,576	13,540	22,331	15,205	12,278	11,268
Average capital employed
Capital employed at beginning of period	195,150	195,150	195,150	195,150	189,839	189,839	189,839	189,839
Capital employed at end of period	190,901	193,765	191,831	195,883	195,150	189,780	187,005	199,557
Average capital employed	193,026	194,458	193,491	195,517	192,495	189,810	188,422	194,698
Return on capital employed (%)	3.2%	4.4%	6.5%	6.9%	11.6%	8.0%	6.5%	5.8%

EQUITY RATIO (%)

Equity, expressed as a percentage of total assets.

	2016				2015
SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Total equity	140,492	134,012	136,691	145,644	147,366	137,984	136,725	149,051
Total assets	283,347	275,718	277,387	280,325	284,363	278,378	278,916	302,967
Equity ratio (%)	49.6%	48.6%	49.3%	52.0%	51.8%	49.6%	49.0%	49.2%

RETURN ON EQUITY (%)

Annualized net income attributable to stockholders of the Parent Company as a percentage of average Stockholders’ equity.

	2016				2015
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Net income attributable to stockholders of the parent company	-1,604	-233	1,587	1,966	7,056	3,080	2,094	1,319
Annualized	-6,416	-932	6,348	7,864	28,224	12,320	8,376	5,276
Average Stockholders’ equity
Stockholders’ equity, beginning of period	133,138	135,746	144,699	146,525	137,086	135,565	147,855	144,306
Stockholders’ equity, end of period	139,817	133,138	135,746	144,699	146,525	137,086	135,565	147,855
Average Stockholders’ equity	136,478	134,442	140,223	145,612	141,806	136,326	141,710	146,081
Return on Equity (%)	-4.7%	-0.7%	4.5%	5.4%	19.9%	9.0%	5.9%	3.6%

	2016				2015
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Net income attributable to stockholders of the parent company	1,716	3,320	3,553	1,966	13,549	6,493	3,413	1,319
Annualized	1,716	4,427	7,106	7,864	13,549	8,657	6,826	5,276
Average Stockholders’ equity
Stockholders’ equity, beginning of period	146,525	146,525	146,525	146,525	144,306	144,306	144,306	144,306
Stockholders’ equity, end of period	139,817	133,138	135,746	144,699	146,525	137,086	135,565	147,855
Average Stockholders’ equity	143,171	139,832	141,136	145,612	145,416	140,696	139,936	146,081
Return on Equity (%)	1.2%	3.2%	5.0%	5.4%	9.3%	6.2%	4.9%	3.6%

45      Ericsson  |  Fourth Quarter and Full-Year Report 2016

EPS (NON-IFRS), SEK

EPS, diluted, excluding amortizations and write-down of acquired intangible assets and excluding restructuring charges.

	2016				2015
Isolated quarters	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

EPS diluted, SEK	-0.48	-0.07	0.48	0.60	2.15	0.94	0.64	0.40
Restructuring charges	0.97	0.27	0.22	0.13	0.15	0.21	0.58	0.13
Amortization and write-downs of acquired intangibles	0.13	0.14	0.13	0.14	0.20	0.20	0.23	0.23
EPS (Non-IFRS) diluted, SEK	0.62	0.34	0.83	0.87	2.50	1.34	1.45	0.76

	2016				2015
Year to date	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

EPS diluted, SEK	0.52	1.01	1.08	0.60	4.13	1.98	1.04	0.40
Restructuring charges	1.59	0.62	0.35	0.13	1.07	0.92	0.71	0.13
Amortization and write-downs of acquired intangibles	0.55	0.41	0.27	0.14	0.86	0.66	0.46	0.23
EPS (Non-IFRS) diluted, SEK	2.66	2.04	1.70	0.87	6.06	3.56	2.21	0.76

46      Ericsson  |  Fourth Quarter and Full-Year Report 2016